                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-20401

PROSPECTUS

                               1,800,000 SHARES

                          ASI SOLUTIONS INCORPORATED

  [LOGO OF ASI SOLUTIONS INC.]
                                 COMMON STOCK

  All of the 1,800,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of ASI Solutions Incorporated (the "Company") offered hereby are being sold by the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for inclusion on the Nasdaq National Market under the trading symbol "ASIS."

  INVESTORS PURCHASING SHARES OF COMMON STOCK IN THE OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE OF $4.16 PER SHARE OF COMMON STOCK.

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER
                      "RISK FACTORS" BEGINNING ON PAGE 6.

                                --------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION,  NOR HAS
      THE  SECURITIES AND  EXCHANGE COMMISSION OR  ANY STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
           PROSPECTUS.  ANY REPRESENTATION  TO  THE  CONTRARY  IS A
             CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                             PRICE TO   UNDERWRITING PROCEEDS TO
                                              PUBLIC    DISCOUNT (1) COMPANY (2)
--------------------------------------------------------------------------------
Per share..................................    $6.00       $0.42        $5.58
--------------------------------------------------------------------------------
Total (3).................................. $10,800,000   $756,000   $10,044,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Excludes additional compensation to the Representative of the Underwriters in the form of warrants to purchase up to 180,000 shares of Common Stock during the four year period commencing April 9, 1998 at an exercise price of $9.00 per share (the "Representative's Warrants"). The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated to be $700,000.

(3) The principal stockholders of the Company (the "Selling Stockholders") have granted the several Underwriters a 30-day option to purchase up to 270,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders if such option is exercised. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $12,420,000, $869,400, $10,044,000 and $1,506,600, respectively. See
    "Underwriting."

                                --------------

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Boston, Massachusetts on or about April 21, 1997.

                          H.C. WAINWRIGHT & CO., INC.

                THE DATE OF THIS PROSPECTUS IS APRIL 15, 1997.

  The initial page of the Company's full-color gatefold which appears on the inside front cover of the Prospectus depicts four icons which are displayed at the Company's internet address. The icons are each identified as one of the Company's four core areas of business; assessment and selection, training and development, customer contact monitoring and employment process administration. The remainder of this initial page of the gatefold illustrates an enlarged telephone keypad in the background together with a group of four professionals working at a conference room table. Overlaid in the foreground against this background is the face of a customer service representative with a telephone headset who is engaged in conversation with a customer, as well as a second professional who is monitoring the telephone conversation. Also in the foreground appear four additional working professionals. The text which accompanies these photographs is as follows:

    ASI Solutions Incorporated is a leading national provider of a comprehensive range of human resources outsourcing services in support of large organizations seeking to hire, train and develop a higher quality, more effective workforce.

  The name of the Company, the Company's logo and the Company's internet address also appear on this page.

  "ASI" and the related logo and ASI Solutions Incorporated are service marks of the Company. Applications to register such service marks have been filed with the United States Patent and Trademark Office by the Company. This Prospectus also includes references to trademarks and tradenames of other companies.

                               ----------------

   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN
 TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING INITIATING BIDS OR EFFECTING PURCHASES ON THE NASDAQ NATIONAL MARKET FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  The photograph of the four professionals working at a conference room table which appears on the first page of the gatefold appears again on the second page of the gatefold together with an additional photograph of a customer service representative engaged in conversation with a customer. The text which accompanies these photographs is as follows:

    The wide variety of the Company's services, which include assessment and selection services, training and development programs, customer contact monitoring, and employment process administration, including background reports, position the Company to be a single-source solution for many organizations which outsource all or a portion of their human resources functions.

  The final page of the gatefold contains the aforementioned four icons which appear on the first page of the gatefold together with two additional photographs, one photograph depicting three business professionals in front of a map of North America and a second photograph of two people shaking hands. The text which accompanies these photographs is as follows:

  . ASI provides services nationwide to a variety of clients, including
    American Express Company, Citibank, N.A., Hewlett-Packard Company, NYNEX Corporation and The Proctor & Gamble Company.

  . During the twelve months ended December 31, 1996, ASI processed approximately 325,000 employees and employee applicants of its clients.

  A box containing the Company's industry focus also appears on this page as follows:

                              OUR INDUSTRY FOCUS:

                  . Financial Services        . Telecommunications


                  . Healthcare                . Information Technology

                                 . Consumer Products

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. See "Risk Factors" for information that should be considered by prospective investors. References to the "Company" include ASI Solutions Incorporated and its subsidiaries. Unless the context otherwise requires, this Prospectus assumes
(i) the effectiveness of the reorganization thereof (the "Reorganization"), which is described more fully in "Certain Relationships and Related Transactions," (ii) an approximately 1.06-for-1 stock split to be effected as a stock dividend on the date hereof, and (iii) that the over-allotment option granted to the Underwriters by the Selling Stockholders is not exercised.

                                  THE COMPANY

  ASI Solutions Incorporated is a leading national provider of a comprehensive range of human resources outsourcing services for large organizations seeking to hire, train and develop a higher quality, more effective workforce. The Company's services are organized into four core areas: (i) assessment and selection; (ii) training and development; (iii) customer contact monitoring; and (iv) employment process administration. The Company, which has been providing human resources services for over 18 years, believes it is well positioned to be a single-source solution for organizations which outsource all or a portion of these human resources functions.

  The Company's assessment and selection services entail designing and implementing assessment processes for the selection of new hires and for the evaluation of existing employees for advancement to positions of increased responsibility. The Company's training and development services include live simulations, competency surveys for job skill evaluation, and situational exercises through which managers are introduced to techniques to improve their performance. The Company's customer contact monitoring capability typically is used by clients which utilize inbound and outbound call centers for their customer contact service functions. The Company's employment process administration services address recurring staffing needs resulting from regular employee turnover, as well as large-scale, rapid hiring needs, for clients who do not have the in-house capacity to fulfill their hiring requirements. In fiscal 1996 and the nine months ended December 31, 1996, the Company processed 145,000 and 288,000 candidates, respectively.

  The Company's clients are principally Fortune 500 companies in a variety of industries, including telecommunications, financial services, information technology, consumer products and healthcare, for which customer service, sales and call center functions are critical components of their businesses. Current customers include American Express Company, BellSouth Corporation, Citibank, N.A., Dean Witter Reynolds, Inc., Georgia-Pacific Corporation, Hewlett-Packard Company, NYNEX Corporation, Oxford Health Plans, Inc., Pepsi-Cola Bottling Co., United Parcel Service of America, Inc. and Westinghouse Electric Corporation. The Company provides its services primarily through its two operations centers in Melville, New York, but also through its three regional offices and at clients' locations. Services are provided by 242 employees, approximately 41% of whom have masters or doctoral degrees, primarily in psychology.

  The Company believes that its business has benefited from a number of significant industry trends which have increased the demand for human resources outsourcing services. As global markets have continued to become more competitive, many businesses have begun to view the interface between customer and company as an increasingly critical leverage point and have placed heightened emphasis on recruiting, training and monitoring sales and customer service staffs. Additionally, many businesses have engaged in corporate downsizing in an effort to remain competitive, resulting in inadequate staffing to meet future growth and peak period activity. Furthermore, in an attempt to achieve a greater focus on their core businesses, many companies are outsourcing non-revenue producing functions, such as human resources.

  The Company's objective is to strengthen its position as a leading provider of services in support of a range of human resources outsourcing functions. Key elements of the Company's business strategy to achieve this objective include:

  (i) Increase Penetration of Existing Clients by identifying additional opportunities to address existing clients' human resources needs and by promoting those Company services not currently being utilized by those clients;

  (ii) Develop New Clients by targeting primarily Fortune 500 companies with substantial human resources needs in industries such as telecommunications and financial services, as well as other industries that are likely to benefit from the Company's services, such as information technology, consumer products and healthcare;

  (iii) Expand Customer Contact Monitoring Services in order to capitalize on both the Company's expertise in developing proprietary call monitoring systems and the increasing demand for quality assurance in the interaction between companies' sales and service representatives and their customers; and,

  (iv) Expand Existing Services Beyond the Sales and Customer Service Functions to areas such as senior management, administration, operations and manufacturing.

  The Company was founded in 1978 as a New York corporation by Bernard F. Reynolds, Eli Salig and Seymour Adler and was recently reorganized in March 1996 as a Delaware holding company. The Company maintains its principal executive offices at 780 Third Avenue, New York, New York, 10017. The Company's telephone number is (212) 319-8400 and its Internet address is www.asisolutions.com.

                                  THE OFFERING

 Common Stock being offered by the Company....... 1,800,000 shares
 Common Stock to be outstanding after the
 Offering (1).................................... 6,425,158 shares
 Use of proceeds................................. To repay indebtedness, to expand and upgrade facilities
                                                  and systems, and for working
                                                  capital and general corporate
                                                  purposes, including possible
                                                  acquisitions. See "Use of
                                                  Proceeds."
 Nasdaq National Market symbol................... ASIS

--------
(1) Excludes (i) 368,533 shares of Common Stock issuable upon exercise of options outstanding on the date hereof, (ii) 431,467 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option and Grant Plan and (iii) 50,000 shares of Common Stock reserved for issuance under the Company's 1996 Directors' Stock Option Plan. See "Capitalization," "Management--Director Compensation," "Management--Stock Option and Grant Plan," "Principal Stockholders" and "Selling Stockholders."

                    SUMMARY FINANCIAL AND OPERATING DATA (1)
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                              NINE MONTHS ENDED
                                YEAR ENDED MARCH 31,            DECEMBER 31,
                         ------------------------------------ -----------------
                          1992    1993   1994   1995   1996     1995     1996
                         ------  ------ ------ ------ ------- -------- --------
STATEMENT OF OPERATIONS DATA:
 Revenue................ $4,268  $5,152 $6,028 $8,023 $10,558 $  7,691 $ 12,859
                         ------  ------ ------ ------ ------- -------- --------
 Income (loss) from
  operations............   (301)    477    232    777   1,412    1,114    2,650
 Net income (loss)...... $ (363) $  243 $  166 $  571 $   732 $    579 $  1,192
                         ======  ====== ====== ====== ======= ======== ========
 Net income (loss) per
  proforma common and
  common equivalent
  share................. $ (.08) $ 0.05 $ 0.04 $ 0.12 $  0.16 $   0.12 $   0.26
 Proforma weighted-
  average number of
  common and common
  equivalent shares
  outstanding (2).......  4,667   4,667  4,667  4,667   4,667    4,667    4,667
OPERATING DATA:
 Number of employees....     61      75    116    123     145      130      242
 Number of candidates
  processed (3)......... 40,000  46,000 55,000 84,000 145,000  108,000  288,000

                                                            DECEMBER 31, 1996
                                                          ACTUAL AS ADJUSTED (4)
                                                          ------ ---------------
BALANCE SHEET DATA:
 Cash and cash equivalents............................... $  146     $ 8,351
 Working capital.........................................    624       9,638
 Total assets............................................  7,077      15,282
 Total liabilities.......................................  3,489       2,350
 Stockholders' equity....................................  3,588      12,932

--------
(1) The financial statements for all periods prior to March 31, 1996, have been presented on a consolidated basis at the historical cost basis of the entities involved in the Reorganization in a manner similar to a pooling of interests. As of March 31, 1996, the date of the Reorganization, the interests of the shareholders of such entities other than one controlling shareholder have been accounted for as a purchase of minority interest. See "Certain Relationships and Related Transactions" and Note 1 to the Notes to Consolidated Financial Statements.
(2) See Note 2 to Notes to Consolidated Financial Statements for a description of proforma weighted-average number of common and common equivalent shares outstanding.
(3) Represents total number of candidate interactions with one of the Company's four service functions, such as number of candidates assessed, number of candidates trained and developed, number of service representatives monitored and number of employment applicants processed.
(4) Reflects the sale of the 1,800,000 shares of Common Stock offered by the Company hereby after deduction of the underwriting discount and estimated offering expenses payable by the Company and after application of $1,139,000 of the net proceeds from the Offering to reduce outstanding indebtedness at December 31, 1996. The Company estimates that it will apply an additional $1,761,000 of the net proceeds from the Offering to reduce indebtedness expected to be outstanding at the time of consummation of the Offering. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock.

RELIANCE ON SMALL NUMBER OF LARGE CLIENTS

  A significant portion of the Company's revenue is generated from a small number of large clients. Accordingly, the loss of any of these clients could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's five largest clients accounted for approximately 62%, 62% and 52% of the Company's total revenue for fiscal years 1994, 1995 and 1996, respectively. Customers accounting for more than 10% of the Company's revenues were Ameritech Corporation and Hewlett-Packard Company in fiscal 1996 and NYNEX Corporation for the nine month period ended December 31, 1996.

RELIANCE ON KEY INDUSTRIES

  Approximately 74% of the Company's revenue in fiscal 1996 was generated from clients in the telecommunications, financial services and information technology industries. Accordingly, a trend in any of these industries not to use, or to reduce the use of, human resources consulting and outsourcing services, whether due to adverse business conditions in those industries or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, due to competitive conditions in certain relatively concentrated industries, the Company may, from time to time, be subject to contractual or practical limitations on its ability to perform services for competitors of existing clients. For example, the Company recently entered into an agreement with a major customer that contains a provision prohibiting the Company from providing certain services to any credit card issuer until after September 30, 1997.

RELIANCE ON KEY PERSONNEL

  The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees, in particular, Bernard F. Reynolds, Chairman of the Board and Chief Executive Officer, Eli Salig, President and Chief Operating Officer, and Seymour Adler, Executive Vice President. The loss of any of Messrs. Reynolds, Salig or Adler or certain other key personnel could have a material adverse effect on the Company's business. Although the Company has entered into employment agreements with Messrs. Reynolds, Salig and Adler, such employment agreements are terminable by the employee at any time, subject only to non-competition provisions for three years following the date of termination. The Company does not maintain key-man or similar insurance policies on its executive officers. See "Management--Employment Agreements."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price will be substantially higher than the net tangible book value per share of the Company which, at December 31, 1996, was $0.53 per share. Investors purchasing shares of Common Stock in the Offering will suffer immediate and substantial net tangible book value dilution of $4.16 per share. In addition, this dilution will be increased to the extent that holders of outstanding options to purchase Common Stock at prices below the net tangible book value per share of the Company after the Offering exercise such options. See "Dilution."

BENEFITS TO PRINCIPAL STOCKHOLDERS

  The Company intends to use an estimated $2.9 million of the net proceeds from the Offering to retire indebtedness under its bank credit facility. The bank credit facility is personally guaranteed by the Company's principal executive officers and stockholders Bernard F. Reynolds and Eli Salig. The Company has obtained the agreement of its lender to release the personal guarantees in connection with the Offering and to establish a new credit facility following the Offering. In addition, Messrs. Reynolds, Salig and Adler may sell up to an aggregate of 270,000 shares of Common Stock pursuant to exercises, if any, of the Underwriters' over-allotment option. See "Use of Proceeds," "Principal Stockholders" and "Selling Stockholders."

MANAGEMENT OF GROWTH

  The Company has recently experienced a period of significant revenue growth, and an expansion in the number of its employees and the scope of its operating and financial systems. This growth has resulted in new and increased responsibility for management personnel. To accommodate recent growth, compete effectively and manage potential future growth, the Company must continue to implement and improve information systems, procedures and controls and expand, train, motivate and manage its work force. These demands will require additional management personnel, and the Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to hire, train, motivate or manage employees could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Need to Attract, Retain and Manage Professional Staff."

NEED TO ATTRACT, RETAIN AND MANAGE PROFESSIONAL STAFF

  The Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled consultants and personnel, including psychologists and other professionals. There is significant competition for employees with the skills required to perform the services offered by the Company from other similar firms. There can be no assurance that the Company will be able to attract and retain a sufficient number of such employees in the future or that it will continue to be successful in training, retaining and motivating such employees. The loss of a significant number of the Company's current consultants and professionals or the Company's inability to hire a sufficient number of additional qualified consultants and professionals could have a material adverse effect on the Company's business, financial condition and results of operations, including its ability to secure, service and complete client engagements.

RISKS RELATED TO CONTRACTUAL ARRANGEMENTS

  The Company's agreements with clients may generally be terminated by the client on short notice, typically 30 days. Additionally, the Company's arrangements with certain clients are based upon course of dealing relationships which can be terminated immediately. No assurance can be given that any of these clients will continue to use the Company's services and any reduction in such use could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXECUTIVE OFFICERS AND CURRENT STOCKHOLDERS

  Upon completion of the Offering, Messrs. Reynolds, Salig and Adler will own or control approximately 67% of the Company's outstanding shares of Common Stock (approximately 63% if the Underwriters' over-allotment option is exercised in full). Accordingly, these persons will have the ability to elect a majority of the Company's Board of Directors and take other corporate actions requiring stockholder approval, as well as effectively control the direction and policies of the Company. Moreover, the absence of cumulative voting provisions in the Company's First Restated Certificate of Incorporation (the "Certificate") will, assuming that the Company's principal stockholders vote together, make it impossible for new stockholders to elect new directors or remove existing directors. Additionally, the Certificate and By-laws (the "By-laws") require advance notice to the Board of Directors of stockholder proposals or stockholder nominees for directors to be considered at annual meetings of stockholders and restrict the ability of stockholders to call meetings. In addition, there can be no assurance that in any transfer of a controlling interest in the Company any other holders of Common Stock will be allowed to participate in any such transaction or will realize any premium with respect to their shares of Common Stock. The foregoing may have the effect of discouraging or preventing certain types of transactions involving an actual or potential change of control of the Company. See "Principal Stockholders" and "Selling Stockholders."

VARIABILITY OF QUARTERLY RESULTS AND UNCERTAINTY OF FUTURE OPERATING RESULTS

  The Company's quarterly operating results have varied in the past and are likely to vary in the future. This variability is due to a variety of factors including, without limitation, demand for the Company's services; seasonal trends; changes in the level of the Company's operating expenses; budgeting cycles of the Company's clients; timing of personnel additions; and general domestic economic conditions. Quarterly revenue and operating results depend, in part, on the significance of client engagements commenced and completed during a quarter, the number of working days in a quarter and employee utilization rates. The timing of revenue is difficult to forecast because the Company's sales cycle is relatively long in the case of new clients and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or an unanticipated termination of a major project or the completion of client assignments or a variation in the length of such assignments, particularly at or near the end of any quarter, can cause variations in operating results from quarter to quarter. In addition, the Company plans its operating expenditures based on revenue forecasts and a revenue shortfall below such forecast in any quarter could likely adversely affect the Company's operating results for that quarter. Accordingly, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

PROPRIETARY RIGHTS

  The Company believes that factors such as the technical and creative skills of its personnel, the Company's knowledge and expertise in behavioral assessment and its name recognition are essential to establishing and maintaining a competitive position in its industry. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its proprietary information. There can be no assurance, however, that such protections will effectively prevent infringements of the Company's intellectual property. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights.

COMPETITION

  The human resources outsourcing industry is highly competitive. Although the industry is highly fragmented, there are several participants in the industry who have capabilities and resources such as operating experience, research, development and marketing capabilities comparable to and in certain respects greater than those of the Company. The Company also competes with the in-house human resources, training and customer contact staffs of many clients and potential clients. There can be no assurance that the Company will be able to compete effectively with such staffs or other existing competitors. In addition, there can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry, or that the Company's clients will not choose to service more of their human resources needs internally. See "Business-- Competition."

NO PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained or that shares of Common Stock will be able to be resold at or above the initial public offering price following the Offering.

POSSIBLE VOLATILITY OF STOCK PRICE

  The initial public offering price of the Common Stock was determined by negotiations among the Company and the Representative of the Underwriters and may not be indicative of the trading prices of the Common Stock after the Offering. See "Underwriting" for a description of certain factors considered in determining the initial public offering price for the Common Stock. The trading price of the Common Stock following the Offering may be influenced by many factors, including the depth of the market for the Common Stock, investor perception of the human resource outsourcing industry or the industry of any of the Company's significant clients, changes in any securities analysts' estimates of the Company's future performance, or general market conditions. In addition, future sales of substantial amounts of Common Stock by existing stockholders could also adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's Certificate and By-laws contain, and certain sections of the Delaware General Corporation Law also contain, certain provisions that could discourage potential takeover attempts and make attempts by the Company's stockholders to change management more difficult. The Certificate and By-laws require approval of the Chairman of the Board of Directors or at least 51% of the members of the Board of Directors in order for a special meeting of stockholders to be called, require advance notice by stockholders of an intention to nominate persons for election to the Board of Directors or to make stockholder proposals and if at any time a class of stock of the Company becomes registered pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such stock is being traded on a nationally recognized exchange, any action to be taken at any annual or special meeting of the stockholders must be taken at a meeting. In addition, the Certificate authorizes the Board of Directors to issue up to 2,000,000 shares of undesignated preferred stock (the "Preferred Stock") in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock would be subject to, and could be adversely affected by, the rights of the holders of any Preferred Stock that may be issued by the Company in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock."

FUTURE SALES OF COMMON STOCK

  Upon completion of the Offering, the Company will have a total of 6,425,158 shares of Common Stock outstanding. Of these shares, 4,625,158 (4,355,158 shares if the Underwriters' over-allotment option is exercised in full) will be "restricted securities" as that term is defined by Rule 144 ("Rule 144") as promulgated under the Securities Act of 1933, as amended (the "1933 Act"). These restricted securities (the "Restricted Securities") were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the 1933 Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Securities for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 64,252 shares upon completion of the Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. The Securities and Exchange Commission (the "SEC") recently adopted certain amendments to Rule 144 that will reduce by one year the holding period required for shares subject to Rule 144 and Rule 144(k) to become eligible for resale in the public market. The amendments will become effective April 29, 1997. One hundred eighty (180) days from April 9, 1997, when lock-up agreements entered into between the Underwriters and all holders of Restricted Securities expire, all of the Restricted Securities will be eligible for sale in the public market, subject to the provisions of Rule
144. The Restricted Securities also may be sold at any time pursuant to an effective registration statement under the 1933 Act. See "Shares Eligible for Future Sale."

RISKS RELATED TO REGULATION

  The Company is subject to federal and state laws in connection with its investigative services and consultations regarding hiring potential employees. The Company is also subject to federal and state laws, and in certain states, licensing requirements, in connection with its customer contact monitoring services and to licensing requirements in the State of New York in connection with certain investigative services. The Company believes that its practices and policies comply with all applicable laws. However, there can be no assurance that a review of the Company's operations by regulatory authorities will not result in a determination that could have a material adverse effect on the Company.

SIGNIFICANT FLEXIBILITY IN APPLYING NET PROCEEDS OF OFFERING

  The Company intends to use the net proceeds from the sale of the Common Stock offered hereby for reduction of indebtedness, capital expenditures, sales and marketing efforts, management staff additions, working capital and possible future acquisitions. However, management will have significant flexibility in applying the net proceeds of the Offering. Failure to utilize the net proceeds within a reasonable period of time may result in a dilution of the Company's earnings per share, which could have a material adverse effect on the price of the Company's Common Stock. See "Use of Proceeds."

ABILITY TO IDENTIFY AND MANAGE ACQUISITIONS

  The Company intends to use a material portion of the proceeds of the Offering to make strategic acquisitions or enter into joint ventures. There can be no assurance that such acquisitions or joint venture opportunities will become available on terms acceptable to the Company within a reasonable period of time. Moreover, if the Company is able to identify and consummate such acquisitions or joint ventures, the Company's management has only limited experience with acquisitions, which involve numerous risks, including difficulties in the assimilation of acquired operations and products, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired companies. There can be no assurance that management will be able to manage these issues successfully.

ABSENCE OF DIVIDENDS

  The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain earnings, if any, for the development of its business.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,800,000 shares of Common Stock offered by the Company hereby, at the initial public offering price of $6.00 per share, are estimated to be approximately $9,344,000 after deducting the underwriting discount of approximately $756,000 and estimated offering expenses payable by the Company of $700,000. Such net proceeds are anticipated to be used as follows:

                                                                        PERCENTAGE
                                                            APPROXIMATE   OF NET
                                                              AMOUNTS    PROCEEDS
                                                            ----------- ----------
Reduction of indebtedness (1):
  Lines of credit (2)...................................... $2,000,000
  Equipment leases (3).....................................    900,000
                                                            ----------
                                                            $2,900,000      31%
                                                            ----------
Capital expenditures:
  Expansion of facilities.................................. $1,500,000
  Software development/enhancements........................    500,000
                                                            ----------
                                                            $2,000,000      21%
                                                            ----------
Sales and marketing........................................ $1,500,000      16%
                                                            ----------
Management staff additions................................. $1,150,000      13%
                                                            ----------
Working capital and possible acquisitions (4).............. $1,794,000      19%
                                                            ----------     ---
      Total................................................ $9,344,000     100%
                                                            ==========     ===

--------
(1) As of December 31, 1996, the Company had $1,138,785 outstanding under its bank credit facility. The amounts shown in the table are amounts estimated to be outstanding upon completion of the Offering. The amounts outstanding on these lines of credit are guaranteed by the Company's principal executive officers and stockholders, Bernard F. Reynolds and Eli Salig. The Company's lender has agreed to release Messrs. Reynolds and Salig from these guarantees in connection with the Offering. Subsequent to the Offering, the Company intends to enter into a new bank credit facility which would not be guaranteed.
(2) These lines of credit mature on September 30, 1997 and carry annual interest at the lender's prime rate plus one percent. As of February 28, 1997, the interest rate was 9.25%.
(3) Approximately $393,000 of this amount matures on November 5, 2001 and carries an annual rate of interest of 9.65%. The remaining $507,000 of this amount will convert to a term loan which will mature on or about February 7, 2002 and which will carry an interest rate of 9.25%.
(4) The Company evaluates potential acquisitions from time to time and believes such transactions may offer an attractive method for the Company to expand its business. However, the Company presently has no pending commitments or understandings to enter into any such transactions.

  Pending application of the net proceeds from the Offering for the foregoing purposes, the Company intends to invest the net proceeds in investment grade, short-term, interest-bearing securities and cash equivalents.

                                DIVIDEND POLICY

  The Company has not paid any dividends with respect to the Common Stock. The Company currently intends to retain future earnings to finance its growth and development and therefore does not anticipate the payment of any cash dividends in the foreseeable future. The declaration and payment of dividends by the Company are subject to the discretion of its Board of Directors and to compliance with applicable law. Any determination as to the payment of dividends in the future will depend upon, among other things, general business conditions, future earnings and capital requirements of the Company.

                                CAPITALIZATION

  The following table sets forth as of December 31, 1996: (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to reflect (a) the issuance and sale of the 1,800,000 shares of Common Stock offered hereby at the initial public offering price of $6.00 per share, and (b) receipt of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses and (c) the anticipated application of such proceeds to retire certain indebtedness of the Company. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                           DECEMBER 31, 1996
                                                         ----------------------
                                                           ACTUAL   AS ADJUSTED
                                                         ---------- -----------
Notes payable (1) ...................................... $1,138,785 $       --
                                                         ---------- -----------
Stockholders' equity:
 Preferred Stock, $.01 par value, none authorized,
  actual; 2,000,000 shares authorized, none issued or
  outstanding, as adjusted..............................        --          --
 Common Stock, $.01 par value, 5,000,000 shares
  authorized, 4,625,158 issued and outstanding, actual;
  18,000,000 shares authorized, 6,425,158 issued and
  outstanding, as adjusted (2)..........................     46,252      64,252
 Additional paid in capital.............................  1,109,218  10,453,218
 Retained earnings......................................  2,432,570   2,432,570
                                                         ---------- -----------
   Total stockholders' equity...........................  3,588,040  12,950,040
                                                         ---------- -----------
   Total capitalization................................. $4,726,825 $12,950,040
                                                         ========== ===========

--------
(1) The Company estimates that it will apply an additional $1,761,000 of the net proceeds from the Offering to repay indebtedness expected to be outstanding at the time of consummation of the Offering. The Company intends to enter into a new bank credit facility following consummation of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) Excludes an aggregate of 51,692 shares of Common Stock issuable upon exercise of options outstanding as of December 31, 1996.

                                   DILUTION

  As of December 31, 1996, the net tangible book value of the Company was approximately $2,453,447 or $0.53 per share. Net tangible book value per share represents the amount of tangible net assets of the Company, less total liabilities, divided by the number of shares outstanding. After giving effect to the sale by the Company of 1,800,000 shares of Common Stock at the initial public offering price of $6.00 per share and the application of the net proceeds therefrom, the proforma net tangible book value of the Company at December 31, 1996 would be $11,797,447, or $1.84 per share. This amount represents an immediate increase in net tangible book value of $1.31 per share to existing owners of the Company and an immediate dilution in net tangible book value of $4.16 per share to purchasers of Common Stock in the Offering. The following table illustrates this per share dilution:

   Initial public offering price per share........................       $6.00
    Net tangible book value per share at December 31, 1996........ $0.53
    Increase in net tangible book value per share attributable to new investors................................................. $1.31
   Pro forma net tangible book value per share after the
   Offering.......................................................       $1.84
                                                                         -----
   Dilution per share to new investors............................       $4.16
                                                                         =====

  The following table summarizes, on a proforma basis, as of December 31, 1996, the differences between existing stockholders and purchasers of shares in the Offering at the initial public offering price of $6.00 per share with regard to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                           SHARES PURCHASED  TOTAL CONSIDERATION
                           ----------------- ------------------- AVERAGE PRICE
                            NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                           --------- ------- ----------- ------- -------------
Existing shareholders
(1)....................... 4,625,158   72.0% $    92,074    0.8%     $0.02
New investors (1)......... 1,800,000   28.0% $10,800,000   99.2%     $6.00
                           ---------  -----  -----------  -----
  Total................... 6,425,158  100.0% $10,892,074  100.0%
                           =========  =====  ===========  =====

--------
(1) If the Underwriters' overallotment option is exercised in full, the number of shares held by existing stockholders will be reduced to 4,355,158 or approximately 67.8% of the total outstanding shares, and the number of shares held by new investors will increase to 2,070,000 or approximately 32.2% of the total outstanding shares, after the Offering.

  The foregoing computations assume no exercise of stock options outstanding as of December 31, 1996. As of February 28, 1997, 368,533 shares of Common Stock were subject to outstanding options under the Company's 1996 Stock Option and Grant Plan (the "Option Plan") at a weighted average exercise price of approximately $5.70 per share. In the event that these options are exercised, the proforma net tangible equity per share after the Offering will be $2.05 and dilution per share to new investors in the Offering will be $3.95. Upon consummation of the Offering, options for an additional 431,467 shares of Common Stock will be available for issuance under the Option Plan and 25,000 shares of Common Stock will be available for issuance under the Company's 1996 Directors' Stock Option Plan (the "Directors' Plan"). See "Capitalization," "Management--Director Compensation," "Management--Stock Option and Grant Plan," "Description of Capital Stock" and Note 11 of Notes to Consolidated Financial Statements.

                     SELECTED FINANCIAL AND OPERATING DATA

  The selected financial data set forth below with respect to the Company's consolidated statements of income for the three fiscal years ended March 31, 1994, 1995 and 1996 and consolidated balance sheets as of March 31, 1995 and 1996 are derived from audited financial statements of the Company included elsewhere in this Prospectus. The Company's consolidated statements of operations data for the years ended March 31, 1992 and 1993 and the consolidated balance sheet data as of March 31, 1992, 1993 and 1994 are derived from unaudited financial statements of the Company not included in this Prospectus. The consolidated statements of operations data for the nine months ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1996 are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ended March 31, 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                  NINE MONTHS ENDED
                                YEAR ENDED MARCH 31,                DECEMBER 31,
                         ---------------------------------------  ------------------
                          1992    1993    1994    1995    1996      1995      1996
                         ------  ------  ------  ------  -------  --------  --------
                          (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS
DATA (1):
Revenue................. $4,268  $5,152  $6,028  $8,023  $10,558  $  7,691  $ 12,859
Cost of services........  2,741   2,852   3,207   4,179    5,207     3,739     5,905
                         ------  ------  ------  ------  -------  --------  --------
Gross profit............  1,527   2,300   2,821   3,844    5,351     3,952     6,954
Operating expenses:
 General and
  administrative........  1,279   1,169   1,688   1,948    2,225     1,611     2,207
 Sales and marketing....    503     514     618     744    1,100       814     1,254
 Research and
  development...........     46     140     283     375      614       413       843
                         ------  ------  ------  ------  -------  --------  --------
Income (loss) from
 operations.............   (301)    477     232     777    1,412     1,114     2,650
Other income............     --      --      --     276       --        --        --
Interest (expense)
 income, net............    (42)    (36)    (24)    (14)       2       (10)      (13)
                         ------  ------  ------  ------  -------  --------  --------
Income before provision
 for income taxes,
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............   (343)    441     208   1,039    1,414     1,104     2,637
Provision for income
 taxes..................    (20)   (270)    (61)   (468)    (682)     (525)   (1,445)
                         ------  ------  ------  ------  -------  --------  --------
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............   (363)    171     147     571      732       579     1,192
Extraordinary item for
 utilization of net
 operating loss
 carryforwards..........     --      72      --      --       --        --        --
Cumulative effect of
 change in accounting
 principle (2)..........     --      --      19      --       --        --        --
                         ------  ------  ------  ------  -------  --------  --------
Net income (loss)....... $ (363) $  243  $  166  $  571  $   732  $    579  $  1,192
                         ======  ======  ======  ======  =======  ========  ========
Net income (loss) per
 proforma common and
 common equivalent
 share.................. $(0.08) $ 0.05  $ 0.04  $ 0.12  $  0.16  $   0.12  $   0.26
Proforma weighted-
 average number of
 common and common
 equivalent shares
 outstanding (3)........  4,667   4,667   4,667   4,667    4,667     4,667     4,667
OPERATING DATA:
Number of employees.....     61      75     116     123      145       130       242
Number of candidates
 processed (4) ......... 40,000  46,000  55,000  84,000  145,000   108,000   288,000

                                     MARCH 31,
                         ------------------------------------- DECEMBER 31,
                          1992    1993    1994    1995   1996      1996
                         ------  ------  ------  ------ ------ ------------
BALANCE SHEET DATA (1):
Cash and cash
equivalents............. $   42  $   72  $   22  $  228 $   70    $  146
Working capital.........   (408)   (218)   (172)    389    530       624
Total assets............  1,482   1,776   1,823   2,470  4,243     7,077
Total liabilities.......  1,696   1,662   1,543   1,620  1,846     3,489
Total stockholders'
equity..................   (215)    114     280     850  2,397     3,588

-------
(1) The financial statements for all periods prior to March 31, 1996, have been presented on a consolidated basis at the historical cost basis of the entities involved in the Reorganization in a manner similar to a pooling of interests. As of March 31, 1996, the date of the Reorganization, the interests of the shareholders of such entities other than one controlling shareholder have been accounted for as a purchase of minority interest. See "Certain Relationships and Related Transactions" and Note 1 to the Notes to Consolidated Financial Statements.
(2) Upon adoption of SFAS No. 109, the Company recorded a cumulative effect of change in accounting principle of $19,091.
(3) See Note 2 to the Notes to Consolidated Financial Statements for a description of proforma weighted-average number of common and common equivalent shares outstanding.
(4) Represents total number of candidate interactions with one of the Company's four service functions such as number of candidates assessed, number of candidates trained and developed, number of service representatives monitored and number of employment applicants processed.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Selected Financial and Operating Data of the Company and the consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus. This Prospectus also contains, in addition to historical information, forward-looking statements that involve risks and uncertainty. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  ASI Solutions Incorporated is a leading national provider of a comprehensive range of human resources outsourcing services for large organizations seeking to hire, train and develop a higher quality, more effective workforce. The Company's services are organized into four core areas; assessment and selection, training and development, customer contact monitoring and employment process administration. The Company believes these services position the Company as a single-source solution for many organizations which outsource all or a portion of their human resources functions. The Company markets its services principally to Fortune 500 companies for which customer service, sales and call center functions are critical components of their businesses. Industries served by the Company include telecommunications, financial services, information technology, consumer products and healthcare.

  The Company was founded in 1978 to provide assessment services principally to companies in the securities industry and later to several of the regional telephone companies. In 1986, the Company acquired a background investigation firm which provided pre-employment screening services. Prior to fiscal 1994, the Company's revenue was primarily generated from assessment and selection services and limited employment process administration services, such as background checks.

  In fiscal 1994, the Company introduced and began generating revenue from a broader array of employment process administration services and training and development services, which have favorably impacted the Company's results of operations since that time. In October 1996, the Company introduced its customer contact monitoring services and the Company expects that revenue from such services will represent an increasing percentage of the Company's total revenue in the future. From fiscal 1992 to fiscal 1996, the Company's revenue has increased at a compounded annual growth rate of approximately 25.4%, from $4.3 million in fiscal 1992 to $10.6 million in fiscal 1996. Revenue for the nine month period ended December 31, 1996 was $12.9 million, an increase of 67.2% over revenue of $7.7 million for the nine month period ended December 31, 1995.

  The Company charges for its services through contractual arrangements which vary depending on the type of service and the nature of the Company's relationship with the client and recognizes revenue upon completion of such services. For assessment and selection, the Company generally charges a fixed fee for the initial design of the assessment instruments and selection process, and then delivers the service for a per applicant fee. For training and development contracts, the Company generally charges a fixed fee per person. For customer contact monitoring, the Company generally charges a fee per-call monitored, determined by the duration of the call, aggregate number of calls, and other relevant variables. For employment process administration contracts, the Company charges a per-unit fee, which varies depending upon whether the client only needs one type of service, such as employee background checks, or an entire recruitment and hiring process. Individual services generally are also provided on a per-unit fee basis, while more complete services typically include a base fee component and a per-unit fee.

  The Company's clients generally use its services on an as-needed basis, requiring the Company to be able to respond quickly to changes in the volume of services it must provide at a given time. The Company has taken a variety of steps in order to address the operational challenges this situation presents and increase its ability to control its cost of services. For example, the Company engages many professionals, including a number of its psychologists, on a part-time basis, which enables it to have access to a large number of staff on relatively short notice without incurring significant fixed labor expenses. The Company also cross-trains its employees on multiple aspects of the delivery of its services, giving the Company as much flexibility as possible when staffing a particular client engagement. In addition, the Company often provides its services at client facilities or other off-site locations, limiting the Company's need to expand its own facilities in response to rapid increases in clients' demands for services.

  Cost of services includes payroll and other expenses directly attributable to the services delivered by the Company, as well as facilities costs, including telephone expenses, costs for third party data utilized in background reports (e.g., credit bureau reports) and any necessary travel directly related to providing such services. Costs of services as a percentage of revenue has decreased in each of the last three years, from 53.2% in fiscal 1994 to 49.3% in fiscal 1996 and from 48.6% for the nine month period ended December 31, 1995 to 45.9% for the nine month period ended December 31, 1996. No assurance can be given that these trends will continue in the future.

  The Company generally has experienced lower cost of services on its newer offerings, particularly in the employment process administration and training and development categories. Employment process administration services have tended to have lower associated labor costs due to efficiencies achieved through the use of various automation technologies which have reduced the Company's staffing level requirements. Such technologies include interactive voice response used to automate components of the Company's recruitment process, and remote access to several of the Company's services through its worldwide web site. In addition, the provision of employment process administration services does not require as many professionals with advanced degrees as are required in the Company's other services, resulting in lower payroll rates. With respect to training and development, while these services typically are provided by experienced staff who have masters or doctoral degrees, the relatively high payroll expense associated with such personnel is offset by higher pricing for the services they provide. In addition, provision of training and development services has not generally required a significant increase in the Company's facilities because off-site temporary locations and client facilities typically are used to provide such services.

  General and administrative expense includes payroll and related expenses attributable to senior management, finance, information systems, human resources and office administration personnel, facilities costs and general office expenses pertaining to these functions, as well as outside professional fees. General and administrative expense as a percentage of revenue has decreased in each of the last three years, from 28.0% in fiscal 1994 to 21.1% in fiscal 1996. General and administrative expense as a percentage of revenue for the nine month period ended December 31, 1996 was 17.2%, down from 21.0% for the nine month period ended December 31, 1995. No assurance can be given that these trends will continue in the future. To date, the Company has been able to leverage its existing management and administrative infrastructure to support its expanded services. The Company believes, however, that additional investment in management personnel, administrative staff and facilities will be required to continue to support anticipated future growth.

  Sales and marketing expense consists of salaries, commissions on a small number of the Company's services, travel-related costs associated with the solicitation of new business, the cost of designing, producing and distributing marketing materials, and facilities and office-related expense pertaining to these activities. Sales and marketing expense as a percentage of revenue has averaged approximately 10.0% over the last three years, but decreased in the nine month period ended December 31, 1996 to 9.8% versus 10.6% for the nine month period ended December 31, 1995. Over the next two years, the Company intends to substantially increase its sales and marketing efforts through staffing additions and expenditures for marketing materials and advertising.

  Research and development expense includes payroll and related expenses, facilities costs and necessary travel expenses pertaining to the professional staff which develop new programs used in the conduct of assessment and selection testing, training and development activities and customer contact monitoring. Such research and development typically is only conducted in connection with services being performed under existing client contracts, and is expensed as incurred.

  The Company's operations are subject to federal, New York State, New York City and certain additional franchise taxes, resulting in an effective tax rate typically in excess of 40%.

  Because of the significant size and financial resources of the Company's existing clients, write-offs for bad debts have historically not been material. As of December 31, 1996, the following five customers represented 64% of the Company's total accounts receivable: NYNEX Corporation, American Express Company, Bell Atlantic Corporation, Southwestern Bell Telephone Company and Dean Witter Reynolds, Inc.

  In March 1996, the Company completed the Reorganization pursuant to which its two predecessor companies, Assessment Solutions Incorporated and Proudfoot Reports Incorporated, which were separately owned but commonly controlled, became subsidiaries of the Company and substantially all of the stockholders of the predecessors became stockholders of the Company. The Reorganization has been accounted for as a reorganization of entities under common control to the extent of the ownership of one stockholder who held an approximately 60% interest in the entities both prior and subsequent to the Reorganization. The remaining approximately 40% of the ownership interests have been treated as if acquired and have been accounted for as a purchase, resulting in an increase in goodwill of approximately $1,063,000. This goodwill is being amortized over ten years.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

                                                            NINE MONTHS ENDED
                                  YEAR ENDED MARCH 31,         DECEMBER 31,
                                  ----------------------  --------------------
                                   1994    1995    1996     1995       1996
                                  ------  ------  ------  ---------  ---------
Revenue..........................  100.0%  100.0%  100.0%     100.0%     100.0%
Cost of services.................   53.2    52.1    49.3       48.6       45.9
                                  ------  ------  ------  ---------  ---------
Gross profit.....................   46.8    47.9    50.7       51.4       54.1
Operating expenses:
 General and administrative......   28.0    24.3    21.1       21.0       17.2
 Sales and marketing.............   10.3     9.3    10.4       10.6        9.8
 Research and development........    4.7     4.7     5.8        5.4        6.6
                                  ------  ------  ------  ---------  ---------
Income from operations...........    3.8     9.6    13.4       14.4       20.5
Other income.....................    --      3.4     --         --         --
Interest (expense) income, net...   (0.4)   (0.1)    --        (0.1)      (0.1)
                                  ------  ------  ------  ---------  ---------
Income before provision for
 income taxes and cumulative
 effect of change in accounting
 principle.......................    3.4    12.9    13.4       14.3       20.5
Provision for income taxes.......   (1.0)   (5.8)   (6.5)      (6.8)     (11.2)
Cumulative effect of change in
 accounting principle............    0.3     --      --         --         --
                                  ------  ------  ------  ---------  ---------
Net income.......................    2.7%    7.1%    6.9%       7.5%       9.3%
                                  ======  ======  ======  =========  =========

 Nine Months Ended December 31, 1996 Compared With Nine Months Ended December 31, 1995

  Revenue. Revenue increased $5.2 million or 67.2% from $7.7 million for the nine month period ended December 31, 1995 to $12.9 million for the nine month period ended December 31, 1996. This increase was primarily attributable to increased revenue from the Company's employment processing administration services and from assessment and selection services. Assessment and selection revenue increased $1.4 million or 43.4% from $3.2 million for the nine month period ended December 31, 1995 to $4.6 million for the nine month period ended December 31, 1996. Revenue gains from assessment and selection services were attributable to a general increase in demand for the Company's services from existing clients. Training and development revenue increased $472,000 or 56.1% from $842,000 for the nine month period ended December 31, 1995 to $1.3 million for the nine month period ended December 31, 1996. Revenue gains from training and development services were principally due to expansion of programs at two of the Company's existing clients. Customer contact monitoring revenue increased $236,000 or 87.1% from $271,000 for the nine month period ended December 31, 1995 to $507,000 for the nine month period ended December 31, 1996. Revenue gains from customer contact monitoring services were attributable to the implementation of a new service offering. Employment process administration revenue increased $3.0 million or 91.3% from $3.4 million for the nine month period ended December 31, 1995 to $6.4 million for the nine month period ended December 31, 1996. Revenue gains from employment process administration services were principally due to expansion of programs at two of the Company's existing clients.

  Cost of services. Cost of services increased $2.2 million or 57.9% from $3.7 million for the nine month period ended December 31, 1995 to $5.9 million for the nine month period ended December 31, 1996. The increase was primarily attributable to personnel additions of $1.6 million, as well as to increases in facilities costs due to office expansion, travel expense associated with training and development services and the cost of third party data used in the Company's background reports offset, in part, by a decrease in personnel expense necessary to generate such reports. As a percentage of revenue, cost of services decreased from 48.6% for the nine months ended December 31, 1995 to 45.9% for the nine months ended December 31, 1996, principally due to the fact that a significant portion of the Company's outsourcing services and training and development services were performed off-site at temporary locations and clients' offices which resulted in facilities costs increasing at a slower rate than the rate of increase in revenue. This decrease was offset in part by increases in revenue during the period from lower margin services, particularly customer contact monitoring and employment background reports.

  General and administrative. General and administrative expense increased $595,000 or 36.9% from $1.6 million for the nine month period ended December 31, 1995 to $2.2 million for the nine month period ended December 31, 1996. This increase was primarily attributable to an increase in salary expense relating to personnel additions, higher facilities costs due to office expansion and amortization of goodwill associated with the Reorganization. As a percentage of revenue, general and administrative expense decreased from 21.0% for the nine month period ended December 31, 1995 to 17.2% for the nine month period ended December 31, 1996 due to the Company's ability to service a portion of the additional business generated during the period with existing personnel. In addition, the Company reduced its utilization of temporary workers and reduced its costs for medical premiums by moving to a managed care health plan. As the Company matures, it expects to employ additional personnel necessary to service its growth.

  Sales and marketing. Sales and marketing expense increased $440,000 or 54.1% from $814,000 for the nine month period ended December 31, 1995 to $1.3 million for the nine month period ended December 31, 1996. This increase was principally due to increases in expenditures for marketing materials and the ongoing cost of maintaining the Company's internet website. As a percentage of revenue, sales and marketing expense decreased from 10.6% for the nine month period ended December 31, 1995 to 9.8% for the nine month period ended December 31, 1996 due to the fact that a portion of the increase in revenue during the period was not subject to commissions and to the fact that revenue increased at a faster rate than increases in salary expense.

  Research and development. Research and development expense increased $430,000 or 104.1% from $413,000 for the nine month period ended December 31, 1995 to $843,000 for the nine month period ended December 31, 1996. This increase was primarily attributable to the hiring of additional research and development personnel and the resulting expenditures for payroll increases which accompanied such hiring and to increases in travel-related expenses attributable to new business development. Research and development expense increased as a percentage of revenue from 5.4% for the nine month period ended December 31, 1995 to 6.5% for the nine month period ended December 31, 1996 due to the expansion of the professional staff, principally senior level industrial psychologists to support new business development efforts and existing programs.

  Interest (expense) income, net. Net interest (expense) income represents interest paid on bank borrowings offset by interest income accrued on notes receivable due from shareholders. This net expense increased as a result of a higher utilization of bank lines of credit during the period, the proceeds of which were invested in equipment and office furnishings.

  Provision for income taxes. The difference between the effective federal income tax provision calculated using statutory rates and the actual provision recorded is principally due to the effect of state and local taxes. Provision for income taxes for fiscal 1996 also includes $96,000 relating to the nondeductibility of certain expenses resulting from an Internal Revenue Service examination of a prior period.

 Fiscal 1996 Compared With Fiscal 1995

  Revenue. Revenue increased $2.5 million or 31.6% from $8.0 million in fiscal 1995 to $10.6 million in fiscal 1996. The increase was primarily attributable to increased revenue from the Company's employment processing administration services and from training and development services. Assessment and selection revenue decreased $251,000 or 5.2% from $4.8 million in fiscal 1995 to $4.6 million in fiscal 1996. Revenue decreases from assessment and selection services were attributable to a general decrease in demand for the Company's services from existing clients. Training and development revenue increased $738,000 or 162.9% from $453,000 in fiscal 1995 to $1.2 million in fiscal 1996. Revenue gains from training and development services were due to the expansion of a training program by one of the Company's regular clients and the retention by that client of the Company's services in implementing such training program. In fiscal 1996, the Company commenced its customer contact monitoring operations which contributed $284,000 in revenues during the year. Employment process administration revenue increased $1.8 million or 64.2% from $2.8 million in fiscal 1995 to $4.5 million in fiscal 1996. Revenue gains from employment process administration services were due to an increase in the Company's marketing efforts related to background reports during this period.

  Cost of services. Cost of services increased $1.0 million or 24.6% from $4.2 million in fiscal 1995 to $5.2 million in fiscal 1996. The increase was principally attributable to personnel additions of $2.4 million as well as to fees paid for third party data used in the Company's background reports of $495,931. As a percentage of revenue, cost of services decreased from 52.1% in fiscal 1995 to 49.3% in fiscal 1996. This decrease was attributable to the Company's ability to utilize personnel without advanced education on the masters level to perform many of the Company's outsourcing services.

  General and administrative. General and administrative expense increased $277,000 or 14.3% from $1.9 million in fiscal 1995 to $2.2 million in fiscal 1996. This increase was primarily attributable to the hiring of additional management personnel, as well as expenditures for information systems and office support. As a percentage of revenue, general and administrative expense decreased from 24.3% in fiscal 1995 to 21.1% in fiscal 1996 as these expenses increased at a slower rate than the rate of increase in revenue. As the Company matures and this growth necessitates the hiring of additional personnel and an additional investment in office support for such personnel, there can be no assurance that general and administrative expense will continue to increase at a rate lower than that of revenue.

  Sales and marketing. Sales and marketing expense increased $356,000 or 47.8% from $744,000 in fiscal 1995 to $1.1 million in fiscal 1996. As a percentage of revenue, sales and marketing expense increased from 9.3% in fiscal 1995 to 10.4% in fiscal 1996 due to an expansion of sales and marketing personnel, increases in commissions earned from new business developed and increases in marketing expenses to support ongoing marketing efforts, including maintaining the Company's internet web site.

  Research and development. Research and development expense increased $239,000 or 63.7% from $375,000 in fiscal 1995 to $614,000 in fiscal 1996.
This increase was primarily attributable to the hiring of additional research and development personnel and the resulting expenditures for payroll increases which accompanied such hiring. As a percentage of revenue, research and development expense increased from 4.7% in fiscal 1995 to 5.8% in fiscal 1996 due to an increase in the number of research personnel utilized during the year to support business growth and the related costs of operating a larger department.

  Other income. Other income represents income earned from the early termination of a facility lease in fiscal 1995.

  Interest (expense) income, net. Net interest (expense) income decreased during fiscal 1996 principally due to the repayment of notes payable to a bank and shareholder.

  Provision for income taxes. The difference between the effective federal income tax provision calculated using statutory rates and the actual provision recorded is principally due to the effect of state and local taxes.

 Fiscal 1995 Compared With Fiscal 1994

  Revenue. Revenue increased $2.0 million or 33.1% from $6.0 million in fiscal 1994 to $8.0 million in fiscal 1995. The increase was primarily attributable to increased revenue from the Company's assessment and selection services. Assessment and selection revenue increased $1.6 million or 48.2% from $3.3 million in fiscal 1994 to $4.8 million in fiscal 1995. Revenue gains from assessment and selection services were attributable to an increased usage of the Company's services by existing clients. Training and development revenue increased $255,000 or 128.8% from $198,000 in fiscal 1994 to $453,000 in fiscal 1995. Revenue gains from training and development services were due to the implementation of new training and development services during the year. Employment process administration revenue increased $172,000 or 6.7% from $2.6 million in fiscal 1994 to $2.8 million in fiscal 1995. Revenue gains from employment process administration services were principally due to increased provision of background reports.

  Cost of services. Cost of services increased $972,000 or 30.3% from $3.2 million in fiscal 1994 to $4.2 million in fiscal 1995. As a percentage of revenue, cost of services decreased from 53.2% to 52.1% as a result of payroll increases of $563,000 which were less than overall revenue gains. This was due in part to a larger reliance on temporary workers and to the ability of the Company to utilize its existing staff to perform various services.

  General and administrative. General and administrative expense increased $260,000 or 15.4% from $1.7 million in fiscal 1994 to $1.9 million in fiscal 1995. As a percentage of revenue, this expense decreased from 28.0% in fiscal 1994 to 24.3% in fiscal 1995 due to salary expense increasing at a lesser rate than revenue and facilities costs that remained consistent with such costs incurred in fiscal 1994. This decrease was offset in part by increases in both the use of temporary workers and by increases in telephone expense.

  Sales and marketing. Sales and marketing expense increased $126,000 or 20.4% from $618,000 in fiscal 1994 to $744,000 in fiscal 1995 while decreasing as a percentage of revenue from 10.3% in fiscal 1994 to 9.3% in fiscal 1995. The increase in sales and marketing expense was attributable to staffing increases of 11% and increases in commissions earned of 16% from new business developed.

  Research and development. Research and development expense increased $92,000 or 32.5% from $283,000 in fiscal 1994 to $375,000 in fiscal 1995. The increase in payroll expense, office expense and travel expense related to research and development was attributable to an expansion in the research and development department which was required to support new business obtained by the Company and is consistent with an overall increase in revenue of 33.1%.

  Interest (expense) income, net. Net interest (expense) income decreased during fiscal 1995 principally due to the repayment of notes payable to a bank.

  Provision for income taxes. The difference between the effective federal income tax provision calculated using statutory rates and the actual provision recorded is principally due to the effect of state and local taxes.

  Cumulative effect of a change in accounting principle. An adjustment of $19,000 reflects the impact of the adoption by the Company of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in fiscal 1994.

 Quarterly results of operations

  The following tables set forth unaudited financial data for each of the eight consecutive fiscal quarters ended December 31, 1996, including such data expressed as a percentage of the Company's revenue. When read in conjunction with the Company's consolidated financial statements included elsewhere in this Prospectus, the Company believes that this information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such quarterly information. The operating results of any quarter are not necessarily indicative of the results of any future period.

                                                     THREE MONTHS ENDED
                          -------------------------------------------------------------------------
                          MAR. 31, JUN. 30, SEPT. 30, DEC. 31, MAR. 31, JUN. 30, SEPT. 30, DEC. 31,
                            1995     1995     1995      1995     1996     1996     1996      1996
                          -------- -------- --------- -------- -------- -------- --------- --------
                                                       (IN THOUSANDS)
Revenue.................   $2,055   $2,579   $2,814    $2,298   $2,867   $3,911   $4,142    $4,806
Cost of services........    1,212    1,183    1,355     1,202    1,467    1,742    1,842     2,321
                           ------   ------   ------    ------   ------   ------   ------    ------
Gross profit............      843    1,396    1,459     1,096    1,400    2,169    2,300     2,485
Operating expenses:
 General and
  administrative........      512      396      602       613      615      760      719       728
 Sales and marketing....      183      219      305       290      286      372      368       514
 Research and
  development...........       97      148      170        95      201      231      227       385
                           ------   ------   ------    ------   ------   ------   ------    ------
Income from operations..       51      633      382        98      298      806      986       858
Other income............       --       --       --        --       --       --       --        --
Interest (expense)
 income, net............        5       (3)      (4)       (3)      10      (27)      (7)       21
                           ------   ------   ------    ------   ------   ------   ------    ------
Income before provision
 for income taxes.......       56      630      378        95      308      779      979       879
Provision for income
 taxes .................       29      299      183        43      157      367      674       404
                           ------   ------   ------    ------   ------   ------   ------    ------
Net income..............   $   27   $  331   $  195    $   52   $  151   $  412   $  305    $  475
                           ======   ======   ======    ======   ======   ======   ======    ======
                                              AS A PERCENTAGE OF TOTAL REVENUE
                                                     THREE MONTHS ENDED
                          -------------------------------------------------------------------------
                          MAR. 31, JUN. 30, SEPT. 30, DEC. 31, MAR. 31, JUN. 30, SEPT. 30, DEC. 31,
                            1995     1995     1995      1995     1996     1996     1996      1996
                          -------- -------- --------- -------- -------- -------- --------- --------
Revenue.................    100.0%   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%    100.0%
Cost of services........     59.0     45.9     48.2      52.3     51.2     44.5     44.5      48.3
                           ------   ------   ------    ------   ------   ------   ------    ------
Gross profit............     41.0     54.1     51.8      47.7     48.8     55.5     55.5      51.7
Operating expenses:
 General and
  administrative........     24.9     15.4     21.4      26.7     21.4     19.4     17.3      15.1
 Sales and marketing....      8.9      8.5     10.8      12.6     10.0      9.5      8.9      10.7
 Research and
  development...........      4.7      5.7      6.0       4.1      7.0      5.9      5.5       8.0
                           ------   ------   ------    ------   ------   ------   ------    ------
Income from operations..      2.5     24.5     13.6       4.3     10.4     20.7     23.8      17.9
Other income............      --       --       --        --       --       --       --         --
Interest (expense)
 income, net............      0.2     (0.1)    (0.1)     (0.1)     0.3     (0.7)    (0.1)      0.4
                           ------   ------   ------    ------   ------   ------   ------    ------
Income before provision
 for income taxes.......      2.7     24.4     13.5       4.2     10.7     20.0     23.7      18.3
Provision for income
 taxes..................      1.4     11.6      6.5       1.9      5.4      9.4     16.3       8.4
                           ------   ------   ------    ------   ------   ------   ------    ------
Net income..............      1.3%    12.8%     7.0%      2.3%     5.3%    10.6%     7.4%      9.9%
                           ======   ======   ======    ======   ======   ======   ======    ======

  The Company's results of operations have been, and may in the future be, subject to quarterly fluctuations due to a variety of factors, including the commencement and implementation of new contracts and assignments and fluctuations in general, administrative, sales and marketing expenses commensurate with the Company's efforts in developing and supporting new business. In addition, the Company does experience a certain level of seasonality as recruiting and training efforts at the Company's clients are usually slower in the first and last calendar quarters of the year, periods which also contain fewer business days than other quarters. This has tended to result in decreases in demand for assessment and selection services, training and development programs and background reports. Customer contact monitoring and employment process administration services are generally not affected by seasonality.

  These uncertainties make the estimation of revenue and the results of operations on a quarterly basis difficult and increase the potential margin for error in performance forecasts derived from such estimates. As a result, the Company believes that period-to-period comparison of its results of operations is not necessary meaningful and should not be relied upon as any indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity needs arise from working capital requirements, capital expenditures and principal and interest payments on debt. Historically, the Company's primary source of liquidity has been cash flow generated internally from operations, supplemented by short-term borrowings under bank lines of credit and long-term equipment financing. Cash flow provided by operating activities was $270,000 and $589,000 for the nine month periods ended December 31, 1995 and 1996, respectively, on net income of $579,000 and $1.19 million, respectively, offset principally by changes in working capital. Cash flow from operations was $691,000 and $290,000, in fiscal years 1995 and 1996, respectively, on net income of $571,000 and $732,000, respectively, offset principally by changes in operating assets and liabilities.

  Cash flow used in investing activities was $141,000 and $1.55 million for the nine month periods ended December 31, 1995 and 1996, respectively, and $242,000 and $280,000 in fiscal years 1995 and 1996, respectively. These investment expenditures were primarily for computer equipment and, in the nine month period ended December 31, 1996, for furniture and equipment for a new operations center in Melville, New York.

  Cash flow generated from financing activities was $1,039,000 for the nine month period ended December 31, 1996 and was attributable to an increase in short-term bank borrowings. Cash flow used in financing activities was $269,000 for the nine month period ended December 31, 1995 and $243,000 and $169,000 for the fiscal years ended 1995 and 1996, respectively, and was primarily used for debt repayment, offset by increased short-term bank borrowings of $100,000 in fiscal 1996 the proceeds of which were used for working capital purposes.

  The Company's external sources of liquidity have principally been borrowings under bank lines of credit. As of March 1, 1997, the Company had available bank lines of credit aggregating $3.0 million, of which approximately $2.0 million was unused. These lines of credit mature in September 1997. The Company intends to replace its existing lines of credit with a new bank credit facility following consummation of the Offering. The Company also has a $1.9 million equipment lease facility, of which approximately $1.0 million was unused as of March 1, 1997. Borrowings under this facility convert to term loans payable over five years after the related assets are placed in service. All of the approximately $900,000 of borrowings under this facility have been converted and have maturity dates ranging from November 2001 to February 2002.

  The Company anticipates using a portion of the net proceeds from the Offering to repay short-term and long-term bank debt estimated to be $2.0 million and $900,000 at the time of completion of the Offering, respectively, to fund additional expansion of facilities and software development of approximately $2.0 million, and to fund sales and marketing efforts of approximately $1.5 million. The remaining net proceeds of approximately $2.94 million will be utilized for working capital purposes, including management staff additions, and for possible acquisitions.

  The Company believes that funds generated from operations, together with existing cash, available credit lines under bank facilities and the net proceeds from the Offering will be sufficient to finance its current operations, and planned expansion and internal growth for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which prescribes a new method of accounting for stock-based compensation that determines compensation expense based on fair value measured at the grant date. SFAS No. 123 gives companies that grant stock options or other equity instruments to employees, the option of either adopting the new rules or continuing current accounting; however, disclosure would be required of the proforma amounts as if the new rules had been adopted. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has elected to continue with the current accounting method and disclose the proforma impact, which is not expected to be material, of SFAS No. 123 in the notes to its financial statements which form a part of this Prospectus.

                                   BUSINESS

OVERVIEW

  ASI Solutions Incorporated is a leading national provider of a comprehensive range of human resources outsourcing services for large organizations seeking to hire, train and develop a higher quality, more effective workforce. The Company's services are organized into four core areas: assessment and selection; training and development; customer contact monitoring; and employment process administration. The Company, which has been providing human resources services for over 18 years, believes that it is well positioned to be a single-source solution for organizations which outsource all or a portion of these human resources functions.

  The Company's assessment and selection services entail designing and implementing assessment processes for the selection of new hires and the evaluation of existing employees for advancement to positions of increased responsibility. The Company's training and development services include live simulations, competency surveys for job skill evaluation, and situational exercises through which managers are introduced to techniques to improve their performance. The Company's customer contact monitoring capability typically is used by clients which utilize inbound and outbound call centers for their customer contact service functions. The Company's employment process administration services address clients' recurring staffing needs resulting from regular employee turnover, as well as large-scale, rapid hiring needs for clients who do not have the in-house capacity to fulfill their needs. In fiscal 1996 and the nine months ended December 31, 1996, the Company processed 145,000 and 288,000 candidates, respectively.

  The Company's clients are in a wide range of industries, including telecommunications, financial services, information technology, consumer products and healthcare, and are principally Fortune 500 companies for which customer service, sales and call center functions are critical components of their businesses. Current customers include American Express Company, BellSouth Corporation, Citibank, N.A., Dean Witter Reynolds, Inc. Georgia-Pacific Corporation, Hewlett-Packard Company, NYNEX Corporation, Oxford Health Plans, Inc., Pepsi-Cola Bottling Co., United Parcel Service of America, Inc. and Westinghouse Electric Corporation. The Company provides its services primarily through its two operations centers in Melville, New York, but also through its three regional offices and at clients' locations. The Company employs 242 employees, approximately 41% of whom have masters or doctoral degrees, primarily in psychology.

  The Company believes that its business has benefited from a number of significant industry trends which have increased the demand for its human resource outsourcing services. For example, as global markets have continued to become more competitive, many businesses have begun to view the interface between customer and company as an increasingly critical leverage point and have placed heightened emphasis on sales and customer service functions, specifically the recruitment and deployment of highly skilled and trained sales and service staffs. Additionally, many businesses have engaged in corporate downsizing in an effort to remain competitive, resulting in inadequate staffing to meet future growth and peak period activity. Furthermore, in an attempt to achieve a greater focus on their core businesses, many companies are outsourcing non-revenue producing functions, such as human resources.

  The Company also believes that it has a number of competitive strengths which are valued by its clients, in particular the Company's expertise in behavior-based simulation assessment. The Company believes that its use of realistic, job-specific simulations results in more accurate assessment and a greater likelihood that applicants who are hired will possess the skills necessary to perform their required functions. The Company's expertise in this area is applicable not only to its assessment services, for both new hires and existing employees, but also for its customer contact monitoring services, where observation of job-specific performance is a necessary skill. The Company's proprietary software, which is integral to the delivery of most of the Company's services, provides a competitive advantage by allowing the Company to manage and report the large volumes of data generated by its services quickly and efficiently. Furthermore, the Company believes that its demonstrated ability to both develop and deliver large-scale, cost-effective human resources solutions also provides it with a significant competitive advantage. The Company's ability to successfully provide one of its services to a client, such as assessment and selection, has often resulted in requests from that client to provide additional services, such as employment process administration, customer contact monitoring or training and development. The Company believes that these competitive advantages have allowed it to provide services to several of its clients for over a decade.

  The Company was founded in 1978 as a New York corporation by Messrs. Reynolds, Salig and Adler and was recently reorganized in March 1996 as a Delaware holding company for its three subsidiaries.

STRATEGY

  The Company's objective is to strengthen its position as a leading provider of its services in support of a range of human resources outsourcing functions. Key elements of the Company's business strategy to achieve this objective include:

  Increase Penetration of Existing Clients. The Company intends to increase its penetration of existing clients by identifying additional opportunities to address an existing client's human resources needs and promoting those company capabilities not currently being utilized. Once a business relationship is established between the Company and a client organization, the Company believes it has significant opportunities to increase the volume and expand the scope of the services provided by the Company to a client by utilizing information generated from the initial engagement to uncover opportunities for the provision of additional services.

  Develop New Clients. The Company intends to develop new client relationships by identifying large, primarily Fortune 500, clients with substantial human resources needs. The Company currently utilizes a number of techniques to develop new accounts, including responding to requests for proposals, pursuing client referrals and actively marketing to potential clients. The Company expects to continue to focus on the telecommunications and financial services markets and to target other industries as they expand their telephone customer sales and service functions. Similar to its strategy with existing accounts, the Company expects to initially be engaged to provide one or more specific services, and then to promote the Company's other capabilities as the Company identifies additional opportunities to address a client's human resources needs. To support this strategy, the Company has recently begun to expand the scope of its sales and marketing efforts through personnel additions and the development of marketing materials.

  Expand Customer Contact Monitoring Services. The Company intends to continue to develop programs for the remote monitoring of customer service call centers in order to capitalize on the growing opportunity in this area. As the use of call centers by businesses in nearly every industry increases, organizations are becoming concerned about managing the quality of contact between their customers and their sales and service representatives. Carefully designed and professionally executed call monitoring programs are an important element in managing that quality. In addition, users of both company operated and outsourced call centers have discovered discrepancies in results between internal reviews of customer service representatives performance and the opinions and surveys of their customers, often finding that customers' opinions of the quality of the customer service provided are lower than the quality reviews given by the Company's customer service supervisors. The Company believes that these businesses will continue to look to external sources for objective monitoring of this function.

  Expand Existing Services Beyond the Sales and Customer Service
Functions. The Company's services have historically been directed toward sales and customer service positions. Those positions have accounted for large numbers of new hires and replacement hires at client companies. In addition, quality staffing in those positions has been important to employers, because those positions are the contact point between an organization and its customers. The Company believes, however, that its services can be valuable to other functions within an organization and intends to extend its services into these areas in order to enhance its position as a single-source provider of human resources outsourcing solutions. For example, the Company can provide employment process administration for an entire organization, from large-scale recruitment and assessment of lower-level employees to executive assessment for top-level management positions. Similarly, the Company can apply its training and development techniques to functional areas beyond sales and service, such as, the administrative, operations and manufacturing functions.

SERVICES

  The Company offers a wide range of human resources outsourcing services, including the sourcing, assessment, selection and training of new employees, and the assessment, selection, training and monitoring of existing employees. The Company's services are organized into the following four core areas: assessment and selection, training and development, customer contact monitoring and employment process administration. The Company has assigned a vice president to each one of these core areas who is responsible for overseeing the design and assuring the quality of delivery of the services in each of these areas. The Company employs 242 employees, approximately 41% of whom have masters or doctoral degrees, primarily in psychology. In fiscal 1996 and the nine months ended December 31, 1996, the Company processed 145,000 and 288,000 candidates, respectively.

  Assessment and Selection. The Company designs and implements assessment processes for the selection of new hires and the evaluation of existing employees for positions of increased responsibility. These assessment services have generally been provided for positions for which large numbers of staff are required and where effectiveness in the job directly impacts the business' revenue. The Company may design either a single assessment instrument, which is delivered as part of an existing selection process, or the entire selection process itself, as required by the particular client. Assessment was the first service provided by the Company and has served as the foundation for several of its other services.

  On a typical engagement, the Company first custom designs the assessment tools necessary for an effective selection process. This generally involves field research and job analysis to determine the critical components of the position and the key competencies required to execute it successfully. Virtually all of the Company's assessment projects include the use of live simulations, either in person or over the telephone, in order to ensure that candidates possess the skill requirements for the position sought. The Company has found that the use of job-specific, behavior-based techniques to determine a candidate's ability to actually perform the required tasks provides clients with a more accurate selection process and a more qualified workforce. The Company's staff of professional industrial psychologists design each assessment instrument to meet the standards for test validity established by the Society for Industrial and Organizational Psychology, Uniform Guidelines on Employee Selection Procedures issued by the federal government in 1978, as well as other professional standards. The Company has applied its validation procedures to selection mechanisms for a wide variety of desired skills, including multilingual fluency, which the Company believes is becoming an increasingly important requirement for customer sales and service positions. The Company believes that the custom-designed nature of its assessment and selection services, in particular its use of tailored simulation exercises, gives the Company a significant competitive advantage over off-the-shelf solutions.

  Once the Company has designed and validated an assessment process, it then deploys a team of industrial psychologists and staff to implement the process in a manner best suited to the particular client and the type of position being filled. Implementation can range from performing assessments telephonically from the Company's operations centers to deploying an entire staff to an on-site facility at the client to administer the selection process. In either case, the Company typically uses its proprietary database and report generation software and customizes it to track the process and provide information to the client. The Company has found that its assessment services are most appropriate for large-scale hiring needs. However, once it has established and implemented an effective process, most businesses will retain the Company to provide these services on an ongoing basis to replace employees lost to attrition, as well as to hire additional employees as necessary for future growth.

  In addition to the assessment of prospective new hires, the Company also provides assessment services for the evaluation of existing employees for advancement to positions of increased responsibility. The Company utilizes techniques similar to those for new hires in order to identify employees who possess the additional skills necessary for supervisory or management positions. These techniques are also used to identify specific skills that require training and development intervention. The Company's programs can be conducted on the telephone and through correspondence, electronic mail, and voicemail to replicate the manner in which a particular client's managers actually interact with their staff. The programs are designed through extensive field research and job analysis and result in the delivery of development reports to each participant outlining areas for improvement.

  The Company also provides executive assessment services which involve the evaluation of executive applicants for general and functional management level positions. The Company uses evaluation methods similar to those used for operational level employees, however, executive assessments generally involve more comprehensive procedures, including in-depth interviews and extensive testing. The Company has recently begun expanding its executive assessment resources through staff additions and the leasing of additional space. The Company intends to develop the capability to deliver this service from each of its three regional offices.

  Training and Development. The Company's training and development services are an outgrowth of the Company's expertise in conducting live simulations for job skill evaluations. A typical training and development program begins with the administration of competency evaluation surveys to a manager's colleagues which are analyzed by the Company's staff. Simulations are then developed in order to allow further testing by the Company's assessment professionals of the manager's relevant job skills. Based on the skills necessary for the particular functions performed by the manager, the Company develops a training program through which the manager is introduced to techniques for improving his or her performance. Once the training program is completed, the manager is often put through another set of simulation exercises to determine how well the suggested improvements have been understood and adopted by the manager. The Company then provides each participant with a written development plan for further improvement.

  The Company's training and development services can also be used to assist in determining the potential for assigning existing employees to newly-created positions. In one instance, a team of the Company's industrial psychologists worked with the client to define the new job requirements and design a telephone-based simulation to assess the employees' aptitude for the new function. The Company's staff tested more than 2,500 customer service representatives over a three-month period. The Company's simulation services are now used to screen over 3,000 prospective new hires for this client annually for both the sales and service positions.

  The Company believes a major opportunity for growth in its training and development services is in the area of remote management. Through its client engagements, the Company has developed an understanding of the challenges inherent in managing large numbers of employees who are geographically dispersed. As organizations downsize and flatten their organizational structures, executives are being asked to manage greater numbers of individuals. In addition, due to the expanding geographical scope of many businesses and the growing use of telecommuting, managers are being forced to learn to communicate with, supervise and motivate their employees telephonically and by electronic mail, rather than through face-to-face meetings. The Company believes it has developed the knowledge and expertise necessary to train managers to deal more effectively with these challenges.

  Customer Contact Monitoring. The Company provides monitoring services for clients who engage in large-scale use of call centers for their customer contact functions. These call centers may consist of clients' employees or external vendors contracted by the client. The establishment of call centers as the primary means by which major companies provide customer and sales related services has led to an increased demand for the Company's services from existing and potential clients. As heightened domestic and global competition has led to the availability of an increased number of alternative or substitute products and services in many industries, the role of customer service has assumed a greater level of importance in terms of customer acquisition and retention. As a consequence, companies are becoming increasingly more vigorous in their efforts to insure that customer service representatives employed by them or by vendors operating on their behalf are complying with their service quality standards.

  The Company's proprietary monitoring system can provide analyses and results of customer contact representatives' performance on an individual, team and call center basis, with comparisons against established service quality standards and group norms. Over the course of a recent three-month pilot program, begun in October 1996 performed on behalf of a financial services client, the Company successfully monitored approximately 10,500 calls remotely from its Melville, New York facility. The successful completion of that pilot program resulted in the signing of a multi-year agreement with the client for the conduct of on-going remote call monitoring.

  Employment Process Administration. The Company offers complete employment process administration services to clients who have large-scale hiring needs and who do not have the in-house capacity to fulfill their needs. Employment processes provided by the Company typically include: advertising for and recruiting applicants; establishing automated telephonic voice response systems to screen prospective applicants; arranging for the physical facilities and equipment necessary for the pre-screening process; performing background checks on applicants; and conducting testing and simulations utilizing the Company's assessment expertise to select applicants for recommendation to the client. The Company can also provide any of these services individually on an as needed basis. In particular, the Company provides clients who have their own internal employment processes with ongoing background check services.

  To meet a client's needs, the Company is frequently asked to secure facilities and equipment, establish an interactive voice response system to screen prospective applicants, develop proprietary database and report generation software and staff a facility with test administrators and coordinators. The Company has in the past scheduled and tested up to 500 applicants per day, provided client access to the database for ongoing status reports and provided complete support up to the point of hire.

CLIENTS

  The Company has long-standing relationships, some of which have extended beyond a decade, with many of its clients. Historically, clients that provide in excess of 10% of the Company's revenues have changed from year to year. Customers accounting for more than 10% of the Company's revenues were Ameritech Corporation and Hewlett-Packard Company in fiscal 1996 and NYNEX Corporation for the nine month period ending December 31, 1996. The Company provided assessment and selection services and background reports to Ameritech Corporation and training and development services to Hewlett-Packard. The Company believes the following to be a representative list of its existing and recent clients:


         INDUSTRY                CLIENT
    -------------------------------------------------------------------
         Financial Services      American Express Company
                                 Citibank, N.A.
                                 Dean Witter Reynolds, Inc.
                                 Mastercard International, Inc.
                                 Moody's Investors Service, Inc.
                                 The Putnam Companies
                                 Republic National Bank of New York
    -------------------------------------------------------------------
         Telecommunications      Ameritech Corporation
                                 Bell Atlantic Corporation
                                 Bell South Corporation
                                 NYNEX Corporation
                                 Southwestern Bell Telephone Company
                                 US WEST, Inc.
    -------------------------------------------------------------------
         Healthcare              Manor Care, Inc.
                                 Oxford Health Plans Inc.
    -------------------------------------------------------------------
         Information Technology  Hewlett-Packard Company
                                 Lucent Technologies Inc.
    -------------------------------------------------------------------
         Consumer Products       Anheuser-Busch Companies, Inc.
                                 Pepsi-Cola Bottling Co.
                                 The Procter & Gamble Company
    -------------------------------------------------------------------
         Other                   Georgia-Pacific Corporation
                                 United Parcel Service of America, Inc.
                                 Westinghouse Electric Corporation

MARKETING AND SALES

  The Company has historically developed new accounts by targeting clients with large volume human resource needs originating primarily from their customer contact staffing requirements. The Company has acquired such accounts by responding to requests for proposals, pursuing client referrals and actively marketing to potential new clients. The Company has generally solicited prospective accounts through personal contacts by members of the Company's management team and professional staff. Recently, the Company has begun to expand the scope of its sales and marketing effort and to dedicate additional resources to this function.

  The Company expects that future initial contact between a client or prospective client and the Company will occur at the regional sales level and through divisional vice presidents who have been assigned responsibility for each of the Company's four core business areas namely: assessment and selection, training and development, customer contact monitoring and employment process administration. The Company believes that this structure enables the Company to be proactive in managing the provision of services to clients. Accordingly, the Company has reorganized its marketing and sales effort to decentralize its marketing and sales functions.

  Sales efforts are now conducted on two levels; by divisional vice presidents, each of whom concentrates on developing sales for their respective practice area, and by the regional vice presidents, each of whom is concerned with developing sales across all of the Company's services to clients or potential clients in their respective geographical areas.

  The marketing and sales activities of the divisional vice presidents and the regional vice presidents are directed by a vice president in charge of marketing and sales with overall responsibility of establishing revenue goals, targets and timetables. The vice president of marketing and sales is also responsible for assisting both divisional vice presidents and the regional vice presidents in responding to requests for proposals and in designing and developing marketing programs.

  The Company believes that this integrated structure enables the Company to serve its clients effectively at a local level by means of the establishment of long-term local contacts, while at the same time providing clients with direct access to the administrative resources and management expertise of a large organization.

OPERATIONS

  Most substantial users of the types of services provided by the Company purchase such services on an as-required basis and, consequently, the Company must be capable of scaling its resources rapidly and efficiently to meet a client's needs. The Company has a large number of highly-skilled personnel available to it on both a full-time and part-time basis enabling it to deliver services quickly and in a cost effective manner. Each of the Company's four key business areas is supported by the Company's operations centers which are designed to deliver a range of services tailored to the specific needs of the Company's clients. Clients are serviced by a number of locations: the Company's corporate headquarters in New York City; its two operations centers in Melville, New York; and two additional regional sales offices with limited operations capability located in Campbell, California and St. Louis, Missouri.

  The Company's operations centers are responsible for the delivery of all the Company's services to its clients on a day-to-day basis. The Company's corporate headquarters, which also serves as the regional office for the eastern United States, contains the general management, sales and marketing and financial functions for the Company. It also contains the offices of the divisional vice presidents in charge of the four core areas of the Company's business. Most of the Company's training and development services are conducted and managed from this location although the Company frequently provides training and development services and certain aspects of the employment process administration off-site at clients' offices or remote locations. The Company's Melville operations center supports the employment processing, assessment and selection and customer contact monitoring services while the Campbell, California, St. Louis, Missouri, and regional office component of the New York corporate headquarters maintain contact with both new and existing clients in order to identify client needs and monitor client satisfaction with the level of service provided by the Company.

  The Company's operations center has the capacity to conduct 500 assessments per day, and to assess candidates and employees from over 800 client locations throughout the country. Customer contact monitoring, the newest service offered by the Company, and employment process administration are also conducted from the Company's operations center, which has the capacity to monitor 2,000 calls per day and the capacity to process 1,000 pre-employment background checks each day.

COMPETITION

  The Company believes that the human resources industry is highly fragmented and that no one participant or small number of participants is dominant in the industry. The principal competition encountered by the Company across the full range of services provided by the Company are human resources consulting firms, smaller companies who are specialized providers of certain services provided by the Company and consulting firms that are affiliated with large multinational accounting firms. In addition, the human resources staffs of many large organizations which are existing or potential clients of the Company may already provide one or more of the basic services provided by the Company. Key competitive factors include depth of industry knowledge, breadth of skills and services offered, level of experience, flexibility, responsiveness to customer requests and availability of resources to perform a wide variety of projects in a timely manner and price.

  In the area of assessment services, the Company encounters competition from large firms such as Aon Consulting, Development Dimensions International and Personnel Decisions International. In the area of training and development, the Company competes with Aon Consulting, Development Dimensions International, The Center for Creative Leadership and TeleSpectrum Worldwide. In the area of employment process administration, the Company competes with the human resources outsourcing departments within organizations such as Ernst & Young LLP, Fiserve, Inc., Manpower Temporary Services and Norrell Corporation. In the area of customer contact monitoring, the Company is presently unaware of any competitors.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company primarily relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees and clients that limit access to and distribution of its proprietary information. The Company also believes that factors such as the technical and creative skills of its personnel, the Company's corporate knowledge and expertise in behavioral assessment and name recognition are essential to establishing and maintaining a leadership position in its industry. The Company seeks to protect its database, documentation and other written materials under trade secret and copyright laws.

EMPLOYEES

  As of December 31, 1996 the Company employed 242 employees, of whom 160 were full-time, and 82 employees were part-time. Approximately 41% of the Company's employees have masters or doctoral degrees. Historically, the Company has generally been able to satisfy its hiring needs. The Company's staffing efforts have been aided by the location of the Company's headquarters in New York City and its operations center in Melville, New York, both near a number of colleges and universities, which places the Company in close proximity to a large, highly-skilled labor pool. No assurance can be given, however, that this will continue to be the case, particularly if the Company experiences substantial future growth. The inability of the Company to hire sufficient, qualified personnel to service its future growth would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Management of Growth."

  The Company has no collective bargaining agreements or any similar union agreements and the Company has never experienced any work stoppages. The Company considers its relations with its employees to be good.

FACILITIES

  The Company's corporate headquarters is located in leased offices occupying approximately 11,300 square feet at 780 Third Avenue, New York, New York 10017. The lease for this space will expire in 2006. The

Company also leases office space at the following locations: Campbell, California; St. Louis, Missouri; and two offices in Melville, New York. The terms of these leases expire between 1997 and 2006. It is anticipated that the approximately 20,000 square feet of office space now occupied by the Melville operations center will be increased by approximately 25,000 square feet to an aggregate of approximately 45,000 square feet. The Company anticipates that as its business grows, it will establish more regional offices and continue to enlarge existing offices.

LEGAL PROCEEDINGS

  From time-to-time the Company is involved in various legal proceedings that are incidental to the conduct of its business. The Company is not involved in any pending or threatened legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth information concerning the executive officers and directors of the Company:

NAME                     AGE                     POSITION
----                     ---                     --------
Bernard F. Reynolds.....  54 Chairman of the Board and Chief Executive Officer
Eli Salig...............  48 President and Chief Operating Officer, Director
Seymour Adler, Ph.D. ...  48 Executive Vice President, Director
William B. Fucarino.....  35 Vice President and Chief Financial Officer
David Tory..............  54 Director
Michael J. Boylan.......  50 Director
Ilan Kaufthal...........  49 Director
Carl Seldin Koerner,
Esq. ...................  47 Secretary and Director
Dennis L. Stevens.......  44 Vice President, Marketing and Sales
Paul Squires, Ph.D. ....  45 Vice President, Training and Development Services

  BERNARD F. REYNOLDS co-founded the Company in 1978. Prior to that time, Mr. Reynolds held positions as a Senior Officer and Director Human Resources and Training at Dean Witter Reynolds, Inc. and Bache and Company Incorporated. Mr. Reynolds is a former Chairman of the Wall Street Human Resource Directors Association, and has served on the Human Resources Management Committee of the Securities Industry Association.

  ELI SALIG co-founded the Company in 1978. Previously Mr. Salig worked in Human Resources and Training at Dean Witter Reynolds, Inc. and immediately prior to founding the Company, Mr. Salig was a Vice President and a Director of Corporate Personnel at Dean Witter Reynolds, Inc.

  SEYMOUR ADLER, PH.D. co-founded the Company in 1978. Prior to Dr. Adler's present assignments he served as Vice President, Research and Development at the Company. In addition to having served as a consultant to industry throughout his professional career, Dr. Adler has been on the faculties of the City University of New York, and Purdue University, and currently is on the faculty of Stevens Institute of Technology.

  WILLIAM B. FUCARINO has served as Controller and Chief Financial Officer of the Company since 1991. Prior to joining the Company, Mr. Fucarino was employed as a General Practice Manager with Coopers & Lybrand.

  DAVID TORY joined the Company in 1996 as a Director. Currently, Mr. Tory acts as an independent consultant to industry. From 1988 through 1995 Mr. Tory was employed as President and Chief Executive Officer of The Open Software Foundation, a non-profit consortium comprised of major computer hardware and software companies and user organizations. From 1978 to 1988, Mr. Tory was employed by Computer Associates, Inc. in Europe and the United States. Mr. Tory is a member of the Board of Directors of Ross Systems Inc.

  MICHAEL J. BOYLAN joined the Company in 1996 as a Director. He is the Vice Chairman--Publishing Operations of American Media, Inc., a leading publisher in the field of personality journalism. Mr. Boylan is also currently employed as President of MacFadden Publishing, Inc., a privately held New York based firm which publishes a variety of trade and consumer titles.

  ILAN KAUFTHAL joined the Company in 1996 as a Director. Mr. Kaufthal is Managing Director and head of Mergers and Acquisitions for the Investment Banking Department of Schroder Wertheim & Co., Inc. Mr. Kaufthal joined Schroder Wertheim & Co., Inc. in February 1987 and is a member of its Executive Committee. Prior to joining Schroder Wertheim & Co., Inc., Mr. Kaufthal was employed by NL Industries Inc., where he served as its Senior Vice President and Chief Financial Officer. Mr. Kaufthal is a member of the Boards of Directors of Cambrex Corporation, United Retail Group, Inc., Rexene Corporation and Russ Berrie and Company, Inc.

  CARL SELDIN KOERNER, ESQ. joined the Company in 1996 as a Director and Secretary. Mr. Koerner is a partner in the law firm of Koerner Silberberg & Weiner, LLP, counsel to the Company.

  DENNIS L. STEVENS joined the Company in 1995. Prior to joining the Company, Mr. Stevens served for two years as Managing Director, Marketing and Communications in the Consulting Services division at Price Waterhouse L.L.P. From 1980 to 1993 Mr. Stevens was a Vice President of Marketing at American Express Travel Related Services Inc., with overall management responsibility for product management, new product development, advertising and research.

  PAUL SQUIRES, PH.D. joined the Company in 1996. Prior to joining the Company, from 1979 to 1996 Dr. Squires held senior positions at AT&T Corporate Human Resources with primary responsibility for selection, testing and employee development. In 1995, Dr. Squires was Director of Lucent Technologies Microelectronics International University, responsible for developing a single world-wide training organization which provided support to 18,000 employees. Dr. Squires has served as an adjunct professor at Stevens Institute of Technology since 1986.

BOARD COMMITTEES

  The Board of Directors of the Company has established a compensation committee (the "Compensation Committee") and an audit committee (the "Audit Committee"). The Compensation Committee, which consists of Messrs. Boylan, Kaufthal and Koerner, determines the salaries and bonuses of the Company's executive officers. The Compensation Committee also administers the Company's 1996 Stock Option and Grant Plan (the "Option Plan"), the Company's 1996 Directors' Stock Option Plan (the "Directors' Plan") and the Company's 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. Messrs. Boylan, Kaufthal and Tory currently serve as members of the Audit Committee.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning the compensation paid or earned during fiscal 1996 by the Company's Chief Executive Officer and the four other most highly paid executive officers whose total salary and bonus exceeded $100,000 for services rendered to the Company and its subsidiaries during fiscal 1996 (collectively, the "Named
Executives"):

                          SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION
                                              FOR YEAR ENDED       LONG-TERM
                                             MARCH 31, 1996(1)    COMPENSATION
                                           -------------------- ----------------
NAME AND PRINCIPAL POSITION                  SALARY     BONUS   STOCK OPTIONS(#)
---------------------------                ---------- --------- ----------------
Bernard F. Reynolds.......................   $237,169   $30,000           0
 Chairman of the Board and Chief Executive
  Officer
Eli Salig.................................   $237,169   $20,000           0
 President and Chief Operating Officer
Seymour Adler, Ph.D. .....................   $223,332   $25,000           0
 Executive Vice President
William B. Fucarino.......................   $ 87,500   $30,000      25,846(2)
 Vice President and Chief Financial
  Officer
Dennis Stevens............................   $106,250 $       0           0
 Vice President and Director of Marketing
  and Sales

--------
(1) Annual salary for the year commencing April 1, 1997 and ending March 31, 1998 will be $260,000, $240,000 and $230,000 for Messrs. Reynolds, Salig and Adler, respectively.
(2) Represents options received in connection with the Reorganization. See "Certain Relationships and Related Transactions--The Reorganization."

EMPLOYMENT AGREEMENTS

  The Company entered into executive employment agreements on January 16, 1997 with Bernard F. Reynolds, Eli Salig and Seymour Adler each, an "Executive". The annual base salaries of Messrs. Reynolds, Salig and Adler under their employment agreements are $260,000, $240,000 and $230,000, respectively. Each Executive is entitled to fringe benefits and an annual bonus to be determined by the Board of Directors. Each Executive can be terminated for cause (as defined in the employment agreements) with all future compensation ceasing. If the Executive is terminated without cause, dies during the term, or is unable to competently and continuously perform the duties assigned to him because of ill health or other disability (as defined in the employment agreements), the Executive or the Executive's estate or beneficiaries shall be entitled to full compensation for three years following the date thereof. If the Executive resigns, his compensation ceases as of the date of his resignation. During the period of employment and for a period of three years thereafter, the Executives are prohibited from competing with the Company. In order for a restrictive covenant to be enforceable under applicable state law, the covenant must be limited in terms of scope and duration. While the Company believes that the covenants in the employment contracts are enforceable, there can be no assurance that a court will declare them to be enforceable under particular circumstances.

STOCK OPTION AND GRANT PLAN

  The Option Plan was adopted by the Company's Board of Directors as of March 31, 1996 and approved by its stockholders on January 16, 1997. Officers, directors, employees, consultants and key persons of the Company are eligible to participate in the Option Plan. The Option Plan is designed to provide employees and such other individuals with a performance incentive, a direct stake in the Company's future welfare and an incentive to remain with the Company. The Company believes that the Option Plan will encourage qualified persons to seek employment with the Company.

  The Option Plan provides for grants of options to purchase shares of Common Stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("Incentive Options"), as well as options that do not so qualify ("Non-Qualified Options"). The Option Plan provides that options for an aggregate of 800,000 shares of Common Stock are available for award.

  The Option Plan provides that it will be administered by the Compensation Committee. The Compensation Committee determines which officers, directors, employees, consultants and key persons shall receive options and the terms and conditions of the options, including the exercise price of each option, the term of each option, the number of shares of Common Stock to be covered by each option and any performance objectives or vesting standards applicable to each option. Subject to the requirements of the Code, the Compensation Committee will also designate whether the options granted shall be Incentive Options or Non-Qualified Options.

  Option Grants. As of January 24, 1997 there were 368,533 shares issuable upon the exercise of outstanding options. The following table sets forth certain information with respect to stock options granted during fiscal 1996 to the Named Executives pursuant to the Option Plan.

                                               INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE VALUE
                         --------------------------------------------------------------   AT ASSUMED ANNUAL RATES
                             NUMBER OF      PERCENT OF TOTAL                            OF STOCK PRICE APPRECIATION
                         SHARES SUBJECT TO OPTIONS GRANTED TO                               OVER OPTION TERM (1)
                           COMMON STOCK       EMPLOYEES IN    EXERCISE PRICE EXPIRATION -----------------------------
NAME                      OPTIONS GRANTED     FISCAL YEAR       PER SHARE       DATE         5%             10%
----                     ----------------- ------------------ -------------- ---------- -------------  --------------
Bernard F. Reynolds.....         --               --                --          --                 --              --
Eli Salig...............         --               --                --          --                 --              --
Seymour Adler, Ph.D. ...         --               --                --          --                 --              --
William B. Fucarino.....      25,846              --              $1.22(2)      --       $       7,200  $       30,143
Dennis Stevens..........         --               --                --          --                 --              --

--------
(1) This column shows the hypothetical gains or "option spreads" of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission (the "SEC") and do not represent the Company's estimate or projection of future Common Stock prices.
(2) Fair market value as determined by the Company's Board of Directors on the date of grant was $0.92 per share.

  Option Exercises and Holdings. The following table sets forth the stock option values as of March 31, 1996, in each case for the Named Executives:

                         FISCAL YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                 OPTIONS AT FISCAL         OPTIONS AT FISCAL
                                   YEAR-END (#)             YEAR-END ($)(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Bernard F. Reynolds.........     --            --          --           --
Eli Salig...................     --            --          --           --
Seymour Adler, Ph.D. .......     --            --          --           --
William B. Fucarino.........     --         25,846          $0           $0
Dennis Stevens..............     --            --          --           --

--------
(1) Prior to the Offering, the Common Stock of the Company has not been publicly traded. The Board of Directors, in connection with grants of stock options that it makes from time to time, determines the fair market value of the Common Stock as of the grant date. For purposes of calculating the value recognized at fiscal year end, the Company has used the deemed fair market value as of March 31, 1996, as determined by the Company's Board of Directors, of $0.92 per share.

DIRECTORS' STOCK OPTION PLAN

  The Directors' Plan was adopted by the Company's Board of Directors and approved by its stockholders on January 15, 1997. Under the Directors' Plan, options to acquire an aggregate of 50,000 shares of Common Stock may be granted. Each member of the Board of Directors who is not an employee of the Company or a subsidiary thereof shall automatically be granted an option to acquire 5,000 shares of Common Stock on the first day such individual serves as a director. In addition, each director who is appointed chairperson of a committee of the Board of Directors shall receive an option to purchase 2,500 shares of Common Stock upon his appointment to such committee. Such options will vest ratably over three years, provided that any option so granted will become immediately exercisable in full upon the termination of service of the director because of disability or death. Options issued under the Directors' Plan will expire ten years from the date upon which such option is granted. Under the Directors' Plan, each of Messrs. Kaufthal, Tory, Boylan and Koerner were granted an option to purchase 5,000 shares of Common Stock exercisable at $6.50 per share. Mr. Boylan was granted an option to purchase an additional 5,000 shares of Common Stock at $6.50 per share as a result of his appointment as the chairman of the Audit Committee and Compensation Committee.

DIRECTOR COMPENSATION

  Directors are reimbursed for certain expenses incurred by them in connection with attendance at meetings of the Board and committees thereof. Other than with respect to reimbursement of expenses, directors who are also employees or officers of the Company do not receive cash compensation for services as a director.

EMPLOYEE STOCK PURCHASE PLAN

  The Stock Purchase Plan provides an opportunity for eligible employees of the Company to purchase shares of Common Stock, at a discount, through regular period salary reductions of up to 10% of their pre-tax gross compensation. A maximum of 250,000 shares of Common Stock may be issued under the Stock Purchase Plan.

  The first offering under the Stock Purchase Plan will begin on the commencement of this Offering and end on September 30, 1997. Unless otherwise determined by the Board of Directors or the Compensation Committee, subsequent offerings will commence on the first business day occurring on or after each October 1 and April 1 thereafter and will end on the last business day occurring on or before the following March 31 and September 30, respectively. The Board of Directors or the Compensation Committee may, in its discretion, select a different offering period for any offering, provided that the duration of the offering is not more than one year. All employees who are customarily employed by the Company or a subsidiary designated by the Board of Directors or the Compensation Committee for more than twenty hours per week and have been so employed for at least six months as of the first day of the applicable offering period are eligible to participate in the Stock Purchase Plan.

  The maximum number of shares which may be purchased by a participating employee of the Company during an offering will be determined by the Board of Directors or the Compensation Committee. An employee may purchase shares under the Stock Purchase Plan by authorizing payroll deductions of up to 10% of his regular pay during this offering period. Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the price of the Common Stock on the offering date or the exercise date, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 of the fair market value worth of Common Stock in any calendar year (determined on the first day of the offering period(s) in which such stock is purchased); certain other tax limitations may apply.

  The Stock Purchase Plan will be administered by the Board of Directors or the Compensation Committee. The Board of Directors or the Compensation Committee may at any time amend the Stock Purchase Plan, subject to the approval of the Company's stockholders if and to the extent required to comply with Rule 16b-3 under the Exchange Act or to preserve the favorable tax treatment of participants, or discontinue the Stock Purchase Plan.

  The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Code, which provides that an employee will not have income for federal income tax purposes at the start of an offering or upon the purchase of shares of Common Stock at the end of an offering, but generally will recognize ordinary income, in addition to capital gain or loss, when the employee sells the shares. The Company generally will not be entitled to a tax deduction upon either the purchase or sale of shares issued under the Stock Purchase Plan if certain holding period requirements are met.

401(K) PLAN

  In November 1995, pursuant to a merger between the Assessment Solutions Incorporated Profit Sharing Plan and the Proudfoot Reports Incorporated Profit Sharing Plan, the Assessment Solutions Incorporated Profit Sharing Plan was terminated and the 401(k) feature under the Assessment Solutions Incorporated Profit Sharing Plan was merged into the 401(k) feature under the Proudfoot Reports Incorporated 401(k) Retirement Plan. Upon the merger into the Proudfoot Reports Incorporated 401(k) Retirement Plan, Proudfoot Reports Incorporated terminated its Pension Plan, effective November 30, 1995.

  Any employee who has worked for the Company or its subsidiaries for one year and is over 21 years of age is eligible to participate in the 401(k) plan. Each eligible employee may elect to contribute to the 401(k) plan, through payroll deductions, up to 15% of his or her compensation for services rendered in any year, not to exceed a statutorily proscribed annual limit. Participants in the 401(k) plan are fully vested in their own salary deduction contributions. Contributions can be made by the Company on a discretionary basis. Each participant becomes fully vested in the Company's contributions allocated to his or her account upon completion of five years service within the Company. No such contributions were made in 1995 and 1996. The Company's contributions are tax deductible to the Company.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock (i) immediately prior to the consummation of the Offering and (ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offering by (a) each person who is known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock, (b) each of the Company's directors, (c) each Named Executive and (d) all current directors and executive officers of the Company as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                             PERCENTAGE OF
                                                          SHARES BENEFICIALLY
                                             NUMBER OF       OWNED (2)(3)
                                               SHARES    ---------------------
                                            BENEFICIALLY  BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER (1)     OWNED (2)   OFFERING OFFERING (3)
----------------------------------------    ------------ -------- ------------
Bernard F. Reynolds (4)....................  2,783,746     60.2%      43.3%
Eli Salig..................................  1,269,222     27.4%      19.8%
Seymour Adler, Ph.D. (5)...................    364,121      7.7%       5.6%
William B. Fucarino (6)....................     25,846        *          *
David Tory.................................        --       --         --
Michael J. Boylan..........................        --       --         --
Ilan Kaufthal..............................        --       --         --
Carl Seldin Koerner, Esq. .................        --       --         --
Dennis Stevens.............................        --       --         --
All directors and executive officers as a
 group (9 persons).........................  4,442,935     93.0%      67.6%

--------
*Less than 1%

(1) The address of each beneficial owner is c/o ASI Solutions Incorporated, 780 Third Avenue, New York, New York 10017.
(2) The number of shares of Common Stock beneficially owned includes shares issuable pursuant to stock options that may be exercised within sixty days of January 20, 1997. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of beneficial ownership of the person holding such options but are not deemed outstanding for computing the beneficial ownership of any other person. The number of shares of Common Stock outstanding after the Offering includes the 1,800,000 shares of Common Stock being offered for sale by the Company in the Offering.
(3) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."
(4) Includes shares currently owned by Mr. Reynolds which may become part of a trust for which Mr. Reynolds will be trustee.
(5) Includes 124,841 shares subject to currently exercisable stock options.
(6) Consists of 25,846 shares subject to currently exercisable stock options.

                             SELLING STOCKHOLDERS

  The principal stockholders of the Company have granted the several Underwriters a thirty day option to purchase up to 270,000 additional shares of Common Stock on the same terms and conditions as given to the Company. The following table sets forth the shares subject to the over-allotment option, the number of shares owned after the consummation of the Offering and after the over-allotment option is exercised and the percentage of shares in the Company held after consummation of the Offering and after the over-allotment option is exercised. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                          BENEFICIAL OWNERSHIP
                                                             AFTER OFFERING
                                                 SHARES    AND OVER-ALLOTMENT
                                                 SUBJECT       OPTION (2)
                                                TO OVER-  --------------------
                                                ALLOTMENT NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)          OPTION    SHARES   PERCENTAGE
---------------------------------------         --------- --------- ----------
Bernard F. Reynolds (3)........................  170,100  2,613,646    40.7%
Eli Salig......................................   78,300  1,190,922    18.5%
Seymour Adler, Ph.D. (4).......................   21,600    342,521     5.2%
All selling stockholders as a group (3 per-
 sons).........................................  270,000  4,147,089    63.3%

--------
(1) The address of each beneficial owner is c/o ASI Solutions Incorporated, 780 Third Avenue, New York, New York 10017.
(2) Assumes Underwriters' over-allotment option is exercised in full.
(3) Includes shares currently owned by Mr. Reynolds which may become part of a trust for which Mr. Reynolds will be trustee.
(4) Includes 124,841 shares subject to currently exercisable stock options.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE REORGANIZATION

  The Company is a holding company with three subsidiaries, Assessment Solutions Incorporated ("Assessment Solutions"), Proudfoot Reports Incorporated ("Proudfoot") and C3 Solutions Incorporated ("C3"). The Company was organized in March 1996 as part of a reorganization (the "Reorganization") in which it acquired, solely in exchange for Common Stock of the Company, all of the outstanding capital stock of Proudfoot and 95% of the outstanding capital stock of Assessment Solutions, which had been separately owned but commonly controlled companies.

  Immediately prior to the Reorganization, Mr. Reynolds sold 521,000 shares of common stock of Proudfoot to Assessment Solutions in exchange for the cancellation of $250,000 of indebtedness owed by Mr. Reynolds to Assessment Solutions. Also in connection with the Reorganization, options to purchase 100,000 shares of Proudfoot common stock held by certain employees of Proudfoot were exchanged for options to purchase 51,692 shares of Common Stock of the Company. On November 4, 1996, the remaining 5% of the issued and outstanding shares of common stock of Assessment Solutions that were not held by the Company were redeemed by Assessment Solutions.

OFFICER LOANS

  During fiscal 1996, the Company loaned $233,519, $112,617 and $17,597 to Messrs. Reynolds, Salig and Adler, respectively. The loans are evidenced by 5-year notes bearing interest at the rate of 7% per annum and requiring equal annual principal payments over the term of the notes. Messrs. Reynolds, Salig and Adler have agreed to repay this indebtedness in full in the event that the Underwriters' over-allotment option is exercised in full.

RELEASE OF GUARANTEES

   Messrs. Reynolds and Salig have personally guaranteed the Company's indebtedness under its bank credit facility. The Company intends to repay this indebtedness in full with the proceeds of the Offering. The Company has obtained the agreement of the bank to release the personal guarantees in connection with the Offering. See "Use of Proceeds."

REGISTRATION RIGHTS AGREEMENT

  The Company entered into a Registration Rights Agreement with Bernard F. Reynolds, Eli Salig and Seymour Adler, dated as of January 15, 1997 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that Messrs. Reynolds, Salig and Adler are entitled to demand and incidental registration rights.

INTEREST OF COUNSEL

  Carl Seldin Koerner, a director and secretary of the Company, is a managing partner of the law firm of Koerner Silberberg & Weiner, LLP. Such firm has been general counsel to the Company since 1989 and is acting as counsel to the Company in connection with this Offering. The Company believes that the fees paid to Koerner Silberberg & Weiner, LLP are comparable to those fees that would have been paid to an unrelated third party law firm. Pursuant to the Directors' Plan Mr. Koerner will be granted an option to purchase 5,000 shares of Common Stock on the date of this Prospectus, exercisable at the initial public offering price.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING COMMON STOCK

  The authorized capital stock of the Company upon completion of the Offering will consist of 18,000,000 shares of Common Stock, of which 6,425,158 shares will be issued and outstanding, and 2,000,000 shares of undesignated preferred stock issuable in series by the Board of Directors (the "Preferred Stock"), of which no shares will be issued and outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Certificate and By-laws have been adopted by the stockholders and the Board of Directors of the Company.

  Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of Preferred Stock, if and when issued. The holders of Common Stock have no preemptive or other subscription rights.

  The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor, with each share of Common Stock sharing equally in such dividends. The possible issuance of Preferred Stock with a preference over Common Stock as to dividends could impact the dividend rights of holders of Common Stock.

  There are no redemption provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are, or will be upon completion of the Offering, fully paid and non-assessable.

  The By-laws provide that the number of directors shall be fixed by the Board of Directors. Any director of the Company may be removed from office only for cause by the holders of two-thirds of the outstanding shares of the Company entitled to vote at an election of directors.

  Undesignated Preferred Stock. The Board of Directors of the Company is authorized, without further action of the stockholders of the Company, to issue up to 2,000,000 shares of Preferred Stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series. However, pursuant to the Certificate, the holders of Preferred Stock would not have cumulative voting rights with respect to the election of directors. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The purpose of authorizing the Board of Directors to issue Preferred Stock is, in part, to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BY-LAWS

  General. A number of provisions of the Certificate and By-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited.

  In addition, the By-laws provide that shareholders may remove a director only for cause and only by the vote of the holders of two-thirds of the outstanding shares of the Company entitled to vote at an election of directors. This provision, when coupled with the provision of the By-laws authorizing only the Board of Directors to fill vacant directorships, will preclude shareholders from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with their own nominees, and will make more difficult, and therefore may discourage, a proxy contest to change control of the Company. These provisions, together with the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the Company. In addition, these provisions could discourage or make more difficult a merger, tender offer or proxy contest, even if they would be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors of the Company believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an anti-takeover effect.

  Meetings of Stockholders. The By-laws provide that, unless otherwise required by law, a special meeting of stockholders may be called by the Chairman of the Board or upon the request of at least 51% of the members of the Board of Directors. The By-laws provide that only those matters brought before the meeting at the direction of the chairman of the meeting or set forth in the notice of special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual or special meeting of stockholders.

  No Stockholder Action by Written Consent. The Certificate provides that if at any time a class of stock of the Company becomes registered pursuant to the Exchange Act and the rules and regulations of the SEC and such stock is being traded on a nationally recognized exchange, any action required or permitted to be taken by a stockholder of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

  Indemnification and Limitation of Liability. The By-laws and the Certificate provide that directors and officers of the Company shall be, and, in the discretion of the Board of Directors, non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The By-laws and the Certificate also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or disinterested directors of the Company or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

  Amendment of the Certificate. The Certificate provides that an amendment thereof must be approved by a majority of the Board of Directors and thereafter approved by a majority of the total votes eligible to be cast by holders of voting stock, provided, however, that amendment of the indemnification provisions set forth in the Certificate must be approved by the holders of two-thirds of the total votes eligible to be cast by holders of voting stock.

  Amendment of By-laws. The Certificate provides that the Board of Directors of the Company is authorized to adopt, amend or repeal any or all of the By-laws of the Company, including By-law amendments increasing or reducing the authorized number of directors.

STATUTORY BUSINESS COMBINATION PROVISION

  Upon completion of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that made the stockholder an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and authorized by the holders of at least 66% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under
Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws of the Company contain any such exclusion.

REGISTRATION RIGHTS

  Pursuant to the Registration Rights Agreement, Bernard F. Reynolds, Eli Salig and Seymour Adler have certain demand and incidental registration rights. The demand registration rights provide that following the Offering and after a specified time, upon written request by a holder of Common Stock, the holder shall have, with certain limitations, the right to require the Company to register the requested shares of such holder. Unless otherwise provided by applicable state securities laws, in connection with one demand registration the Company shall pay all registration and filing fees, excluding all sales commissions or other similar selling charges, with respect to the shares registered. In connection with additional demand registrations, the holder shall pay all registration and filing fees. The incidental registration rights provide that if the Company proposes to register any offer or sale of Common Stock under the 1933 Act for its own account or the account of any shareholder, the Company shall give such holders notice of the registration and upon request by a holder, include such holder's shares of Common Stock in the registration, subject to certain rights of any underwriter of the offering to which such registration relates to exclude such shares from the registration. All expenses relating to the Offering, excluding sales commissions or other similar selling charges, shall be paid by the Company, unless otherwise provided by applicable state securities laws. The holders of such registration rights have waived such rights in connection with the Offering and have also agreed with the Underwriters not to exercise such rights for a period of 180 days following the date of this Prospectus.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The Bank of New York, One Wall Street, New York, New York 10286. Its telephone number is (212) 635-7110.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have a total of 6,425,158 shares of Common Stock outstanding. Of these shares, the 1,800,000 shares sold in the offering (2,070,000 if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction under the 1933 Act, except for any shares held by "affiliates" of the Company as that term is used under the 1933 Act and the regulations promulgated thereunder and except to the extent such shares are subject to the agreements with the Underwriters described below.

  The remaining 4,625,158 shares (4,355,158 if the Underwriters' over-allotment option is exercised in full) are held by officers, directors, employees and other stockholders of the Company, were sold by the Company in reliance on exemptions from the registration requirements of the 1933 Act and are "restricted securities" within the meaning of Rule 144 ("Rule 144") adopted under the 1933 Act (the "Restricted Securities"). Beginning 180 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date"), upon the expiration of agreements (the "Lock-up Agreements") entered into between the Underwriters and such stockholders, all of the Restricted Securities will be eligible for sale in the public market subject to the provisions of Rule 144 and an additional 176,533 shares will be eligible for sale subject to the provisions of Rule 701 ("Rule 701") adopted under the 1933 Act.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned Restricted Securities for at least a two-year period (as computed under Rule 144) is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 64,252 shares after giving effect to the Offering), or (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. In addition, under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares proposed to be sold for at least a three-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations and other conditions described above. Affiliates continue to be subject to certain limitations under Rule 144, including volume of sale limitations, regardless of the time period that shares are held. The SEC recently adopted certain amendments to Rule 144 that will reduce by one year the holding period required for shares subject to Rule 144 and Rule 144(k) to become eligible for resale in the public market. The amendments will become effective April 29, 1997. The Restricted Securities may also be sold at any time pursuant to an effective registration statement under the 1933 Act.

  Under the Option Plan and the Directors' Plan, there are an aggregate of 850,000 shares of Common Stock reserved for issuance. As of the Effective Date, options to purchase 368,533 shares have been granted pursuant to the Option Plan and the Directors' Plan. Holders of outstanding stock options have also entered into Lock-up Agreements with the Underwriters. Beginning 180 days after the Effective Date, upon the expiration of the Lock-up Agreements, 176,533 shares of Common Stock underlying currently exercisable stock options will be eligible for sale in accordance with the requirements of Rule 701. Securities issued in reliance on Rule 701 are restricted securities and may be sold by persons other than affiliates of the Company subject only to the manner of sale provisions of Rule 144, and may be sold by affiliates of the Company subject to the volume limitations of Rule 144 and all other provisions of Rule 144 except its two-year minimum holding period.

  The Company intends to file one or more registration statements on Form S-8 under the 1933 Act to register shares of Common Stock reserved for issuance under the Option Plan and the Directors' Plan. If the Company files one or more registration statements on Form S-8, non-affiliate holders of shares registered under the Form S-8 that are issuable upon exercise of stock options granted pursuant to the Option Plan and the Directors' Plan will be able to sell such shares in the public market without regard to the restrictions of Rule 144. Affiliates will continue to be subject to certain limitations on sale, including the volume restrictions described above. The Company has agreed with the Underwriters not to file any such registration statement on Form S-8 with respect to, or otherwise register for resale with the SEC, shares of Common Stock subject to stock options, during the 180-day period commencing on the Effective Date.

  The Lock-up Agreements provide that the Company's officers, directors, each of its stockholders and each holder of outstanding options or warrants to purchase Common Stock will not, without the prior written consent of H.C. Wainwright & Co., Inc., directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock beneficially owned or otherwise held or any securities convertible into, derivative of or exercisable or exchangeable for such Common Stock during the 180-day period commencing on the Effective Date. The Company has also agreed that it will not, without the prior written consent of H.C. Wainwright & Co., Inc., directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock beneficially owned or otherwise held or any securities convertible into, derivative of or exercisable or exchangeable for such Common Stock during the 180-day period commencing on the Effective Date except for
(i) the sale of the shares of Common Stock in the Offering and (ii) upon the exercise of options to purchase Common Stock outstanding on the Effective Date.

  Prior to the Offering, there has been no public market for the Company's Common Stock. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market after the restrictions described above lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                 UNDERWRITING

  Subject to the terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom H.C. Wainwright & Co., Inc. is acting as representative (the "Representative"), and each of the Underwriters has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that, subject to the terms and conditions set forth therein, the Underwriters are obligated to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement if any of the shares of Common Stock are purchased. Under certain circumstances, under the Underwriting Agreement, the commitments of non-defaulting Underwriters may be increased.

   UNDERWRITER                                                  NUMBER OF SHARES
   -----------                                                  ----------------
   H.C. Wainwright & Co., Inc. ................................    1,100,000
   Montgomery Securities.......................................      100,000
   Adams, Harkness & Hill, Inc. ...............................       55,000
   Cruttenden Roth Incorporated................................       55,000
   Hampshire Securities Corp. .................................       55,000
   Ladenburg, Thalmann & Co., Inc. ............................       55,000
   Legg Mason Wood Walker, Inc. ...............................       55,000
   Needham & Co., Inc. ........................................       55,000
   Tucker Anthony Inc. ........................................       55,000
   Unterberg Harris............................................       55,000
   Brean Murray & Co., Inc. ...................................       40,000
   Hanifen, Imhoff Inc. .......................................       40,000
   Sanders Morris Mundy Inc. ..................................       40,000
   Van Kasper & Co. ...........................................       40,000
                                                                   ---------
     Total.....................................................    1,800,000
                                                                   =========

  The Underwriters have reserved up to 5% of the shares of Common Stock offered hereby for sale at the initial public offering price to employees and certain other persons having business relationships with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of 180 days after the Effective Date.

  The Representative has advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.25 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Selling Stockholders have granted the Underwriters an option to purchase up to an additional 270,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments, if any, made in connection with the sale of shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares of Common Stock to be purchased initially by the Underwriters. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,800,000 shares of Common Stock are being offered hereby.

  On the closing of the Offering, the Company will sell to the Representative, individually and not as representative of the Underwriters, for nominal consideration, the Representative's Warrants entitling the Representative to purchase an aggregate of 180,000 shares of Common Stock at an initial exercise price per share equal to 150% of the initial public offering price hereunder. The Representative's Warrants will be exercisable for a period of four years commencing April 9, 1998 and will contain certain demand and incidental registration rights relating to the underlying Common Stock. The Representative's Warrants cannot be transferred, assigned or hypothecated, in whole or in part, for a period of twelve months from the date of their issuance, except to any officer or partner of the Representative. The Representative's Warrants will contain anti-dilution provisions providing for appropriate adjustment of the exercise price and the number of shares issuable upon exercise thereof upon the occurrence of certain events.

  For the life of the Representative's Warrants, their holders have, at nominal cost, the opportunity to profit from a rise in the market price for the Common Stock without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the Representative's Warrants remain unexercised, the terms under which the Company could obtain additional capital may be adversely affected. Moreover, the holders of the Representative's Warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided by the Representative's Warrants. Additionally, if the Representative should exercise its registration rights to effect a distribution of the underlying shares of Common Stock, the Representative, prior to and during such distribution, would be unable to make a market in the Common Stock. If the Representative must cease making a market, the market and market price for the Common Stock may be adversely affected and holders of the Common Stock may be unable to sell the Common Stock.

  The Company has granted H.C. Wainwright & Co., Inc. the right to act as the Company's financial advisor on an exclusive basis until November 4, 1998 with respect to any sale or disposition of the Company or any of its assets or the acquisition by the Company of any securities or assets of any other business entity. The Company has also granted H.C. Wainwright & Co., Inc. the right to act as a managing underwriter until November 4, 1998 with respect to any sales of equity securities by the Company. In addition, the Company has granted to H.C. Wainwright & Co., Inc. the right to nominate one director to the Company's Board of Directors. While this representative director may be a director, officer, partner, employee or affiliate of H.C. Wainwright & Co., Inc., H.C. Wainwright & Co., Inc. presently intends to nominate an independent director to fill that position and it is contemplated that this individual will serve on the Compensation Committee.

  The Company and the Company's existing stockholders have, subject to certain exceptions in the case of the Company for the grant of employee and director stock options, agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Common Stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing, for a period of 180 days after the Effective Date, without the prior written consent of the Underwriters.

  The Representative has advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Preliminary Prospectus used in connection with the Offering listed Janney Montgomery Scott Inc. ("Janney"), as a co-manager of the Offering. On April 10, 1997, the Company requested that Janney resign as a co-manager of the Offering, and on the same date Janney did so resign.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiations among the Company and the Underwriters. Among the factors considered in such negotiations, in addition to prevailing market conditions, were certain financial information of the Company, an assessment of the Company's management, estimates of the business potential and earnings prospects of the Company, the present state of the Company's development and operations, the present state of the Company's industry in general and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  In connection with the Offering, the Underwriters and certain selling group members may engage in stabilizing, syndicate short covering transactions or other transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Stabilizing transactions may consist of initiating bids or effecting purchases on the Nasdaq National Market for the purpose of preventing or retarding a decline in the market price of the Common Stock. Bids or purchases effected by the Underwriters or selling group members for such purposes may be instituted at prices no higher than the initial public offering price or the most recent independent bid, whichever is less. Such transactions may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol ASIS.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the 1933 Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The legality of the securities offered hereby will be passed upon for the Company by Koerner Silberberg & Weiner, llp, New York, New York. Goodwin, Procter & Hoar llp, Boston, Massachusetts, has acted as counsel for the Underwriters in connection with the Offering.

                                    EXPERTS

  The consolidated balance sheet of ASI Solutions Incorporated as of March 31, 1996 and 1995 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years ended March 31, 1996 included in this registration statement have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The report of Coopers & Lybrand L.L.P. for the year ended March 31, 1994 is based in part upon the audit of Assessment Solutions Incorporated, one of the consolidated entities, conducted by William W. Oliver, CPA. The opinion of Coopers & Lybrand L.L.P. for 1994, as it relates to the amounts for Assessment Solutions, is based solely on the report of William W. Oliver, CPA. The financial statements of Assessment Solutions are referred to based upon the authority of William W. Oliver, CPA as an expert in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

  Assessment Solutions retained Coopers & Lybrand L.L.P. as its independent accountants and replaced William W. Oliver, CPA in fiscal 1995. The report of William W. Oliver, CPA on the financial statements of Assessment Solutions as of March 31, 1994 and for the fiscal year then ended contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the fiscal year ended March 31, 1994 and through the date of replacement, there were no disagreements with William W. Oliver, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The change in independent accountants was approved by the Board of Directors of Assessment Solutions. During the two fiscal years and any subsequent interim period prior to engaging Coopers & Lybrand, the Registrant had no discussions with Coopers & Lybrand regarding either the application of an accounting principle, the type of opinion that would be rendered in the financial statements of Assessment Solutions, or any matter that was the subject of a disagreement with the prior auditor.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the 1933 Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the

Registration Statement and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as part of the Registration Statement. Statements contained in the Prospectus concerning the provisions or contents of any contract, agreement or other document referred to herein are not necessarily complete with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement. Reference is made to such exhibits for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by such reference.

  The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained at the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The electronically filed documents, including reports, proxy statements and other information, are maintained by the Commission and may be found at the World Wide Web site http:// www. sec. gov. Application has been made for listing of the Common Stock on the Nasdaq National Market. When listed, certain reports, proxy statements and certain other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants, Coopers & Lybrand L.L.P. ..............  F-2
Report of Independent Accountant, William W. Oliver, C.P.A. ..............  F-3
Consolidated Balance Sheets as of March 31, 1995 and 1996, and (unaudited)
 December 31, 1996........................................................  F-4
Consolidated Statements of Income for the years ended March 31, 1994, 1995 and 1996, and (unaudited) for the nine months ended December 31, 1995 and
 1996.....................................................................  F-5
Consolidated Statements of Stockholders' Equity for the years ended March
 31, 1994, 1995 and 1996, and (unaudited) for the nine months ended
 December 31, 1995 and 1996...............................................  F-6
Consolidated Statements of Cash Flows for the years ended March 31, 1994,
 1995 and 1996, and (unaudited) for the nine months ended December 31,
 1995 and 1996............................................................  F-7
Notes to Consolidated Financial Statements................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ASI Solutions Incorporated:

  We have audited the consolidated balance sheets of ASI Solutions Incorporated and Subsidiaries as of March 31, 1996 and 1995, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Assessment Solutions Incorporated, one of the consolidated entities (Note 1), for the year ended March 31, 1994, which statements reflect revenue and net income of $3,454,776 and $122,140, respectively. These financial statements were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Assessment Solutions Incorporated for the year ended March 31, 1994 is based solely on the report of the other auditor.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditor, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASI Solutions Incorporated as of March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years ended March 31, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
June 18, 1996, except as to the
information presented in Note 11,
for which the date is January 16, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors and Stockholders of Assessment Solutions Incorporated:

  I have audited the statements of income, stockholders' equity and cash flows of Assessment Solutions Incorporated for the year ended March 31, 1994 (none of which is shown separately herein). These financial statements are the responsibility of Assessment Solutions Incorporated's management. My responsibility is to express an opinion on these financial statements based on my audit.

  I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statements of income, stockholders' equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income, stockholders' equity and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of income, stockholders' equity and cash flows. I believe that my audit of the statements of income, stockholders' equity and cash flows provides a reasonable basis for my opinion.

In my opinion, the statements of income, stockholders' equity and cash flows referred to above present fairly, in all material respects, the results of operations and the cash flows of Assessment Solutions Incorporated for the year ended March 31, 1994, in conformity with generally accepted accounting principles.

William W. Oliver, C.P.A.
New York, New York
June 24, 1994

                           ASI SOLUTIONS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                                   MARCH 31,
                                             --------------------- DECEMBER 31,
                                                1995       1996        1996
                                             ---------- ---------- ------------
                                                                   (UNAUDITED)
                   ASSETS
Current assets:
 Cash and cash equivalents.................. $  228,453 $   69,583  $  146,099
 Accounts receivable, net...................  1,277,539  2,029,045   3,337,392
 Prepaid expenses and other current assets..     58,233     54,884      83,639
 Notes receivable from stockholders.........    349,288     72,746      72,746
                                             ---------- ----------  ----------
  Total current assets......................  1,913,513  2,226,258   3,639,876
Property and equipment, net.................    402,024    520,724   1,763,248
Notes receivable from stockholders..........        --     290,984     310,080
Goodwill, net...............................     36,001  1,098,002   1,130,084
Other intangible assets, net................     21,955      9,869       4,509
Other assets................................     96,614     96,768     228,857
                                             ---------- ----------  ----------
  Total assets.............................. $2,470,107 $4,242,605  $7,076,654
                                             ========== ==========  ==========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable to bank...................... $   58,333 $  100,000  $  809,275
 Notes payable to stockholder...............    210,789        --          --
 Accounts payable and accrued expenses......    683,049    839,382   1,119,957
 Accrued income taxes.......................    572,591    756,503   1,087,007
                                             ---------- ----------  ----------
  Total current liabilities.................  1,524,762  1,695,885   3,016,239
Notes payable to bank.......................        --         --      329,510
Other liabilities...........................     94,882    150,492     142,865
                                             ---------- ----------  ----------
  Total liabilities.........................  1,619,644  1,846,377   3,488,614
                                             ---------- ----------  ----------
Commitments (Note 6)
Stockholders' equity:
 Common stock, $.01 par value; authorized,
  5,000,000 shares; issued and outstanding,
  4,625,158 shares..........................        --      46,252      46,252
 Additional paid-in capital.................        --   1,109,218   1,109,218
 Retained earnings..........................        --   1,240,758   2,432,570
 Predecessor equity.........................    850,463        --          --
                                             ---------- ----------  ----------
  Total stockholders' equity................    850,463  2,396,228   3,588,040
                                             ---------- ----------  ----------
  Total liabilities and stockholders'
   equity................................... $2,470,107 $4,242,605  $7,076,654
                                             ========== ==========  ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                           ASI SOLUTIONS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   NINE MONTHS
                                YEAR ENDED MARCH 31,            ENDED DECEMBER 31,
                          ----------------------------------- -----------------------
                             1994        1995        1996        1995        1996
                          ----------  ----------  ----------- ----------  -----------
                                                                   (UNAUDITED)
Revenue.................  $6,028,175  $8,022,623  $10,558,113 $7,690,787  $12,858,779
Cost of services........   3,206,650   4,178,736    5,206,854  3,739,104    5,905,213
                          ----------  ----------  ----------- ----------  -----------
Gross profit............   2,821,525   3,843,887    5,351,259  3,951,683    6,953,566
Operating expenses:
 General and
  administrative .......   1,687,837   1,947,384    2,225,551  1,611,449    2,206,820
 Sales and marketing....     618,117     744,433    1,100,205    813,827    1,253,957
 Research and
  development...........     283,417     375,086      613,906    412,600      842,876
                          ----------  ----------  ----------- ----------  -----------
Income from operations..     232,154     776,984    1,411,597  1,113,807    2,649,913
Other income............         --      276,202          --         --           --
Interest (expense)
 income, net............     (24,405)    (14,374)       2,227    (10,118)     (13,265)
                          ----------  ----------  ----------- ----------  -----------
Income before provision
 for income taxes and
 cumulative effect of
 change in accounting
 principle..............     207,749   1,038,812    1,413,824  1,103,689    2,636,648
Provision for income
 taxes .................      60,941     467,876      681,455    524,846    1,444,836
                          ----------  ----------  ----------- ----------  -----------
Income before cumulative
 effect of change in
 accounting principle...     146,808     570,936      732,369    578,843    1,191,812
Cumulative effect of
 change in accounting
 principle..............      19,091         --           --         --           --
                          ----------  ----------  ----------- ----------  -----------
Net income..............  $  165,899  $  570,936  $   732,369 $  578,843  $ 1,191,812
                          ==========  ==========  =========== ==========  ===========
Net income per proforma
 common and common
 equivalent share (Note
 2).....................  $     0.04  $     0.12  $      0.16 $     0.12  $      0.26
                          ==========  ==========  =========== ==========  ===========
Proforma weighted
 average common and
 common equivalent
 shares outstanding
 (Note 2)...............   4,667,404   4,667,404    4,667,404  4,667,404    4,667,404
                          ==========  ==========  =========== ==========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                          ASI SOLUTIONS INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             ASSESSMENT
                                             SOLUTIONS         PROUDFOOT
                           ASI SOLUTIONS    INCORPORATED        REPORTS
                           INCORPORATED        COMMON         INCORPORATED
                           COMMON STOCK       STOCK(1)      COMMON STOCK(2)     ADDITIONAL
                         ----------------- --------------  -------------------   PAID-IN     RETAINED
                          SHARES   AMOUNT  SHARES AMOUNT     SHARES    AMOUNT    CAPITAL     EARNINGS     TOTAL
                         --------- ------- ------ -------  ----------  -------  ----------  ----------  ----------
March 31, 1993..........                     100  $16,750   1,900,000  $19,000  $  306,324  $ (228,446) $  113,628
 Net income.............                                                                       165,899     165,899
                                            ----  -------  ----------  -------  ----------  ----------  ----------
March 31, 1994..........                     100   16,750   1,900,000   19,000     306,324     (62,547)    279,527
 Net income.............                                                                       570,936     570,936
                                            ----  -------  ----------  -------  ----------  ----------  ----------
March 31, 1995..........                     100   16,750   1,900,000   19,000     306,324     508,389     850,463
 Net income.............                                                                       732,369     732,369
 Settlement of stock-
  holder note...........                                                          (250,000)               (250,000)
 Recapitalization of
  Company............... 4,625,158 $46,252  (100) (16,750) (1,900,000) (19,000)  1,052,894               1,063,396
                         --------- -------  ----  -------  ----------  -------  ----------  ----------  ----------
March 31, 1996.......... 4,625,158  46,252   --       --          --       --    1,109,218   1,240,758   2,396,228
 Net income (unau-
  dited)................                                                                     1,191,812   1,191,812
                         --------- -------  ----  -------  ----------  -------  ----------  ----------  ----------
December 31, 1996
 (unaudited)............ 4,625,158 $46,252   --   $   --          --   $   --   $1,109,218  $2,432,570  $3,588,040
                         ========= =======  ====  =======  ==========  =======  ==========  ==========  ==========

--------
(1) Assessment Solutions Incorporated common stock has no par value; 200 shares authorized, 100 shares issued and outstanding.
(2) Proudfoot Reports Incorporated common stock is $0.01 par value; 2,000,000 shares authorized; 1,900,000 shares issued and outstanding.

   The accompanying notes are an integral part of the consolidated financial statements.

                           ASI SOLUTIONS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            NINE MONTHS ENDED
                              YEAR ENDED MARCH 31,             DECEMBER 31,
                          -------------------------------  ---------------------
                            1994       1995       1996       1995        1996
                          ---------  ---------  ---------  ---------  ----------
                                                               (UNAUDITED)
Cash flow from operating
 activities
 Net income.............  $ 165,899  $ 570,936  $ 732,369  $ 578,843  $1,191,812
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
  Depreciation and
   amortization.........    119,013    154,582    174,576    111,106     282,167
  Provision for doubtful
   accounts.............     10,000         --     (4,956)        --          --
  Accrual of straight-
   line rent............      7,790    (12,948)    63,553     56,877      (7,627)
  Loss on write-off of
   leasehold
   improvements.........         --     17,120         --         --          --
  Deferred income
   taxes................     25,434     (4,317)    (7,943)    (4,987)    (13,728)
 Changes in operating
  assets and
  liabilities:
  Accounts receivable...     34,294   (297,824)  (746,550)  (294,102) (1,308,346)
  Prepaid expenses and
   other current
   assets...............      7,558    (33,173)     3,349     (3,225)    (15,025)
  Other assets..........     33,478    (34,167)      (154)   (12,420)   (132,089)
  Notes receivable from
   stockholders.........    (86,855)   (41,826)  (264,442)  (311,036)    (19,096)
  Accounts payable and
   accrued expenses.....   (137,584)   (19,692)   156,333      7,560     363,448
  Other liabilities.....     23,893    (49,734)        --         --          --
  Accrued income taxes..    (94,593)   442,536    183,912    141,102     247,625
                          ---------  ---------  ---------  ---------  ----------
  Net cash provided by
   operating
   activities...........    108,327    691,493    290,047    269,718     589,141
                          ---------  ---------  ---------  ---------  ----------
Cash flow from investing
 activities:
  Acquisition of
   property and
   equipment............   (130,352)  (242,154)  (279,795) (141,360)  (1,456,410)
  Purchase of minority
   shareholder
   interest.............         --         --         --         --     (95,000)
                          ---------  ---------  ---------  ---------  ----------
  Net cash used in
   investing
   activities...........   (130,352)  (242,154)  (279,795) (141,360)  (1,551,410)
                          ---------  ---------  ---------  ---------  ----------
Cash flow from financing
 activities:
  Cash overdraft........     21,487    (21,487)        --         --          --
  Notes payable to
   stockholder..........     60,000     51,161   (210,789)  (210,789)         --
  Proceeds from
   borrowings...........         --         --    100,000         --   1,038,785
  Principal repayment of
   debt.................   (109,374)  (272,657)   (58,333)   (58,333)         --
                          ---------  ---------  ---------  ---------  ----------
  Net cash (used in)
   provided by financing
   activities...........    (27,887)  (242,983)  (169,122)  (269,122)  1,038,785
                          ---------  ---------  ---------  ---------  ----------
Net increase (decrease)
 in cash................    (49,912)   206,356   (158,870)  (140,764)     76,516
Cash, at beginning of
 the period.............     72,009     22,097    228,453    228,453      69,583
                          ---------  ---------  ---------  ---------  ----------
Cash, at end of the
 period.................  $  22,097  $ 228,453  $  69,583  $  87,689  $  146,099
                          =========  =========  =========  =========  ==========
Supplemental cash flow
 information:
 Cash paid for:
  Interest..............  $  23,185  $  16,296  $   5,875  $   3,485  $   21,419
  Income taxes..........  $  33,374  $  31,562  $ 463,287  $ 420,875  $1,113,077

Supplemental disclosure of non-cash transactions:

  The Reorganization of the Company as of March 31, 1996 resulted in a partial change in accounting basis with an increase in intangible assets and a corresponding increase in shareholders' equities of approximately $1,063,000 (See Note 1)

   The accompanying notes are an integral part of the consolidated financial statements.

                          ASI SOLUTIONS INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE NINE MONTHS
                ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION

  On March 26, 1996, ASI Solutions Incorporated (the "Company") was incorporated in the State of Delaware. Effective March 31, 1996, the Company issued 4,625,158 shares of Common Stock in exchange for substantially all of the issued and outstanding shares of common stock of Proudfoot Reports Incorporated ("PRI") and 95% of the Common Stock of Assessment Solutions Incorporated ("Assessment Solutions"). During fiscal 1997, the remaining 5% of the outstanding common stock of Assessment Solutions was redeemed. The initial stockholders of the Company were also the principal stockholders of PRI and Assessment Solutions, the two previously separate but commonly controlled companies. After the reorganization, Assessment Solutions and PRI are wholly-owned subsidiaries of the Company. C3 Solutions Incorporated ("C3") was formed on September 16, 1996 as a wholly-owned subsidiary of the Company. The Company, Assessment Solutions, PRI and C3 are hereinafter referred to collectively as the "Company."

  Assessment Solutions is a management consulting firm with primary emphasis on research and the application of simulation technology to the assessment of sales, service and management personnel. PRI provides pre-employment and post-employment background checks.

  The exchange described above has been accounted for as a reorganization since all entities involved were under common control. The financial statements for all periods prior to March 31, 1996 have been presented on a consolidated basis at the historical cost basis of the entities involved in a manner similar to a pooling of interests (the "Predecessor"). All intercompany accounts and transactions have been eliminated in consolidation.

  The financial statements as of March 31, 1996, the date of the Reorganization, and for all subsequent interim periods presented, reflect the interests attributable to the one controlling shareholder of both combined entities at their historical basis of accounting. The remaining interests have been accounted for as a purchase of minority interests and the excess of the purchase price over the related historical cost of $1,063,000 has been allocated to intangible assets. As a result of the Reorganization, the results of operations of the Company after the Reorganization are not directly comparable to the financial statements of the Predecessor.

2. SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates made are for the recoverability of accounts receivable. Actual results could differ from those estimates.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. Cash deposits generally do not exceed insurable limits. Accounts receivable are concentrated among a limited number of major companies. To reduce credit risk, the Company performs credit evaluations of its customers but does not generally require collateral. For the years ended March 31, 1994, 1995 and 1996, revenues from the Company's top five customers represented approximately 62%, 62% and 52% of total revenues, respectively. Accounts receivable from five customers represented approximately 65% of total accounts receivable at March 31, 1995 and 1996, respectively. For the nine months ended December 31, 1996, sales to the Company's top five customers represented 58% of total revenue. Accounts receivable from five customers represented 64% of total accounts receivable at December 31, 1996.

                          ASI SOLUTIONS INCORPORATED

         (INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE NINE MONTHS
                ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

  Allowances for doubtful accounts were approximately $29,000, $24,000 and $24,000 as of March 31, 1995 and 1996 and December 31, 1996, respectively.

  The majority of the Company's customers are large, established businesses located throughout the United States and internationally.

 Property and Equipment

  Furniture and equipment are stated at cost and depreciated over their estimated useful lives of five years using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred; renewals and improvements which extend the life of assets are capitalized. Gains or losses on the disposition of assets are included in income.

 Intangible Assets

  Intangible assets principally include customer lists and the excess of purchase price over the fair value of identifiable net assets acquired (goodwill). The intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from 10 to 40 years. Amortization expense relating to intangible assets was $13,481 for each of the years ended March 31, 1994, 1995 and 1996, and $10,111 and $68,281 for the nine months ended
December 31, 1995 and 1996, respectively. Accumulated amortization relating to intangible assets was $126,909, $140,390 and $208,671 as of March 31, 1995 and 1996 and December 31, 1996, respectively.

 Long-lived Assets

  If events or changes in circumstances indicate that the carrying amount of a long-lived asset, including intangible assets, may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the long-lived asset, an impairment loss is recognized. To date, no impairment losses have been recognized. Effective April 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("Accounting for Long-Lived Assets and Long-Lived Assets to be Disposed of") which did not have a material impact on the Company's consolidated financial statements.

 Cash and Cash Equivalents:

  The Company considers all highly liquid investments purchased with an original maturity date of three months or less from the date of purchase to be a cash equivalent.

 Revenue

  The Company recognizes revenue as earned upon completion of services.

 Rent Expense

  The Company recognizes rent expense for operating leases on a straight-line basis over the term of the related lease.

 Income Taxes

  Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires that deferred income taxes be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their

                          ASI SOLUTIONS INCORPORATED

         (INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE NINE MONTHS
                ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED) financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities (See
Note 7.) Upon adoption of SFAS No. 109, in fiscal 1994, the Company recorded a cumulative effect of change in accounting principle of $19,091.

 Proforma Net Income Per Share

  Net income per share for all periods has been computed using the weighted average number of common and common equivalent shares outstanding of 4,667,404. Since potentially dilutive instruments issued within one year prior to a proposed initial public offering, at exercise prices below the expected initial public offering price, must be treated as outstanding for all periods, an additional 42,246 shares are reflected in the weighted average number of common shares outstanding.

 Interim Financial Data (Unaudited)

  The interim financial data as of December 31, 1996 and for the nine months ended December 31, 1995 and 1996 are unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and the consolidated results of operations and cash flows for the periods.

 Recent Accounting Pronouncements

  In October 1995, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which prescribes a new method of accounting for stock-based compensation that determines compensation expense based on fair value measured at the grant date. SFAS No. 123 gives companies that grant stock options or other equity instruments to employees, the option of either adopting the new rules or continuing current accounting; however, disclosure would be required of the pro forma amounts as if the new rules had been adopted. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has elected to continue with the current accounting method and disclose the proforma impact in the notes to the consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

  The Company has 5-year notes receivable bearing interest at 7% from three officer-stockholders in the aggregate amount of $363,730 as of March 31, 1996. The notes provide for annual principal payments of $72,746.

  On March 31, 1996, a stockholder of Assessment Solutions transferred 521,000 shares of common stock in PRI to Assessment Solutions in full settlement of a note receivable from the stockholder in the amount of $250,000. In the consolidated financial statements, the investment in PRI has been accounted for as a reduction of additional paid-in capital. A director of the Company is also a partner of the law firm that is the Company's general counsel. Expenses incurred by the Company for legal services provided by this law firm were approximately $38,000 for the year ended March 31, 1996.

                          ASI SOLUTIONS INCORPORATED

         (INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE NINE MONTHS
                ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

4. PROPERTY AND EQUIPMENT

  Property and equipment are comprised of the following:

                                                  MARCH 31,
                                            --------------------- DECEMBER 31,
                                               1995       1996        1996
                                            ---------- ---------- ------------
Furniture and equipment.................... $1,093,305 $1,373,100  $2,638,413
Leasehold improvements.....................    110,393    110,393     301,491
                                            ---------- ----------  ----------
                                             1,203,698  1,483,493   2,939,904
Less, accumulated depreciation and
amortization...............................    801,674    962,769   1,176,656
                                            ---------- ----------  ----------
                                            $  402,024 $  520,724  $1,763,248
                                            ========== ==========  ==========

  Depreciation and amortization expense relating to property and equipment was $105,532, $141,101 and $161,095 for the years ended March 31, 1994, 1995 and
1996, respectively. Depreciation and amortization expense relating to property and equipment was $100,995 and $213,886 for the nine months ended December 31, 1995 and 1996, respectively.

5. NOTES PAYABLE TO BANK

  Notes payable to bank at March 31, 1996 and December 31, 1996 include outstanding lines of credit from a bank of $100,000 and $750,000 which are payable on demand and bear interest at the bank's prime rate (8.25% at December 31, 1996) plus 1%. The weighted average interest rate of the borrowings for the years ended March 31, 1996 and the nine months ended December 31, 1996 was 9.25%. The Company also has a standby letter of credit with a bank in the amount of $509,000 in connection with a lease for office space which reduces the amount available under the lines of credit. The unused amount under these lines of credit at December 31, 1996 is $1,991,000.

  The Company also has a $1.9 million line of credit available for furniture and equipment purchases to be utilized in connection with expansion of existing and new facilities. As the purchased assets are placed in service by the Company, the borrowings convert to five year term loans with interest payable at the bank's prime rate plus 1%. As of December 31, 1996, there was approximately $388,785 outstanding under this facility, of which $59,275 is due within one year and is included in notes payable to bank.

  As of March 31, 1995, the Company had a $58,333 note payable to a bank, which matured in October 1995 and bore interest at the bank's prime rate plus 1%.

  All of the debt is collateralized by substantially all the assets of the Company and is guaranteed by two principal stockholders.

6. LEASE COMMITMENTS

  The Company leases facilities under various operating leases which expire on various dates through 2006. The leases include escalations for operating expenses and real estate taxes. Rent expense charged to operations was $444,000, $483,000, and $584,000 for the years ended March 31, 1994, 1995 and
1996, respectively and $441,000 and $542,000 for the nine months ended December 31, 1995 and 1996, respectively.

  The Company relocated one of its corporate offices during fiscal 1995. The Company received $217,000 from its former landlord to terminate its office lease. This amount is recognized as other income in the 1995 consolidated statement of income. Also included in the income from lease termination is $76,322 relating to the reversal of accrued straight line lease adjustments offset by a $17,120 loss on the write-off of leasehold improvements.

                          ASI SOLUTIONS INCORPORATED

         (INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE NINE MONTHS
                ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

  As of March 31, 1996, future minimum annual rental payments under noncancelable operating leases are as follows:

      FISCAL YEAR
      -----------
       1997............................................................ $643,000
       1998............................................................  579,000
       1999............................................................  560,000
       2000............................................................  529,000
       2001............................................................  280,000
       Thereafter......................................................  177,000

7. INCOME TAXES

  The provision for income taxes consists of:

                                                               NINE MONTHS
                                                                  ENDED
                                 YEAR ENDED MARCH 31,         DECEMBER 31,
                               --------------------------  --------------------
                                1994     1995      1996      1995       1996
                               ------- --------  --------  --------  ----------
Current:
 Federal...................... $ 3,856 $285,142  $430,818  $330,345  $  909,397
 State and local..............  31,651  187,051   258,580   199,488     549,167
Deferred......................  25,434   (4,317)   (7,943)   (4,987)    (13,728)
                               ------- --------  --------  --------  ----------
                               $60,941 $467,876  $681,455  $524,846  $1,444,836
                               ======= ========  ========  ========  ==========

  The difference between the effective federal income tax provision calculated using statutory rates and the actual provision recorded is due principally to the effect of state and local income taxes and the portion of travel and entertainment expenses which is not deductible and for the nine months ended December 31, 1996 the non-deductibility of intangible assets arising in the Reorganization. The tax provision for the nine months ended December 31, 1996 also includes a $96,000 charge pertaining to a recently completed examination by the Internal Revenue Service of the 1993 and 1994 tax returns of Assessment Solutions. Deferred tax assets, which are not material, are included in prepaid expenses and other current assets and relate primarily to depreciation and accrued rent payable.


8. RETIREMENT PLANS

  PRI had a noncontributory defined contribution plan covering substantially all employees. The Company contributed an amount equal to one percent of participants' wages for those individuals who met eligibility requirements. Contributions approximated $6,900 for the year ended March 31, 1995. Effective November 30, 1995, the plan was terminated. All employee account balances were distributed based on their balances as of such date.

  The Company has a 401(k) profit sharing plan, covering substantially all employees. Employees can contribute to a maximum of 15% of their earnings up to IRS limitations. Contributions can be made by the Company on a discretionary basis and vest over a five year period. No Company contributions have been made under this plan.

                          ASI SOLUTIONS INCORPORATED

         (INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE NINE MONTHS
                ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

9. STOCK OPTION PLAN

  In August 1991, the shareholders of PRI approved the adoption of a Stock Option Plan (the "Plan") pursuant to which a maximum 100,000 shares of Common Stock were available to be issued for non-qualified options. At March 31, 1996, fully vested options to acquire 100,000 shares of Common Stock at an average price of $.48 per share were issued and outstanding. No options issued under the Plan had been exercised or expired through March 31, 1996. In connection with the reorganization, the Plan was terminated and all option holders exchanged their options for 51,692 options from the newly formed Stock Option and Grant Plan of the Company. (See Note 11)

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Cash and cash equivalents, variable rate notes payable and notes receivable from stockholders are reflected in the accompanying balance sheet at amounts considered by management to reasonable approximate fair value. The Company estimates the fair value of its long-term notes receivable and payable using discounted cash flow analyses based upon current interest rates of notes with similar maturities.

11. SUBSEQUENT EVENTS

 Initial Public Offering

  The Company is contemplating an initial public offering (the "Offering") of 2,200,000 shares of common stock. The Company anticipates to use the net proceeds to pay down debt and for general corporate purposes.

 Common Stock Warrants

  In connection with the Offering the Company has sold to the representatives of the underwriters at nominal consideration warrants to acquire 220,000 shares of Common Stock during the four year period commencing one year after the date of the Offering at an exercise price equal to 150% of the Offering price per common share.

 Stock Option and Grant Plan

  The Company's Stock Option and Grant Plan (the "Option Plan") was adopted by the Company's Board of Directors as of March 31, 1996 and approved by its stockholders on January 16, 1997. Officers, directors, employees, consultants and key persons of the Company will be eligible to participate in the Option Plan. The Option Plan provides that options for an aggregate of 800,000 shares of Common Stock are available for award. Subsequent to December 31, 1996 the Company granted 316,841 options at a weighted average price of $6.50.

 Stock Purchase Plan

  In January 1997, the Company created an Employee Stock Purchase Plan (the "Stock Purchase Plan") which provides for eligible employees to purchase shares of Common Stock, at a discount (85% of the offering price of the Common Stock on the offering date or the exercise date, whichever is lower), through regular period salary reductions of up to 10% of their pre-tax gross compensation. A maximum of 250,000 shares of Common Stock may be issued under the Stock Purchase Plan. The first offering under the Stock Purchase Plan will begin on the commencement of the Offering and end on September 30, 1997. Under applicable tax rules, an employee may purchase no more than $25,000 of the fair market value worth of common stock in any calendar year (determined on the first day of this offering period(s) in which such stock is purchased); certain other tax limitations may apply. The Stock Purchase Plan is intended to qualify as an employee stock purchase plan as defined in Section 423 of the Internal Revenue Service Code.

                          ASI SOLUTIONS INCORPORATED

         (INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE NINE MONTHS
                ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

 Directors' Stock Option Plan

  In January 1997 the Company adopted a stock option and grant plan for non-employee directors pursuant to which options to acquire a maximum aggregate of 50,000 shares of Common Stock may be granted to non-employee directors. The options issued vest ratably over three years, expire ten years from grant date and cannot have exercise prices less than the fair market value of the Common Stock on date of grant. On January 15, 1997, 25,000 options were granted and are exercisable at $6.50 per share.

 Employment Agreements

  In January 1997 the Company entered into employment agreements with three key executives that expire on the third anniversary of the date upon which the Company notifies the executive of the Company's intention to terminate (except in the case of termination due to cause) their employment. The agreements provide for an aggregate salary of $730,000 per annum plus fringe benefits and an annual bonus to be determined by the Board of Directors. Each employment agreement includes a covenant not to compete with the Company for a period of three years after employment ceases.

 Notes Payable to Bank

  The Company intends to enter into a new bank credit facility following consummation of the Offering.

 Common Stock

  Effective on the Offering date, the Company's Articles of Incorporation will be restated to increase the number of authorized shares of Common Stock to 18 million shares.

 Preferred Stock

  Effective on the Offering date, the Board of Directors of the Company is authorized, without further action of the stockholders of the Company, to issue up to 2,000,000 shares of Preferred Stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series. However, pursuant to the Certificate, the holders of Preferred Stock would not have cumulative voting rights with respect to the election of directors. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.


 Stock Dividend

  In January 1997 the Company's Board of Directors declared an approximately
1.06 for 1 stock split to be effected as a stock dividend on the date of the prospectus. All references in the financial statements to shares of Common Stock have been retroactively adjusted to reflect this stock split to be effected as a stock dividend.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SO-LICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JU-RISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 -------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  11
Dividend Policy..........................................................  11
Capitalization...........................................................  12
Dilution.................................................................  13
Selected Financial and Operating Data....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  24
Management...............................................................  32
Principal Stockholders...................................................  38
Selling Stockholders.....................................................  39
Certain Relationships and Related Transactions...........................  40
Description of Capital Stock.............................................  41
Shares Eligible for Future Sale..........................................  44
Underwriting.............................................................  46
Legal Matters............................................................  48
Experts..................................................................  48
Change in Independent Accountants........................................  48
Additional Information...................................................  48
Index to Consolidated Financial Statements............................... F-1

                                 -------------

 UNTIL MAY 10, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


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                               1,800,000 SHARES


                         [LOGO OF ASI SOLUTIONS INC.]

                                 ASI SOLUTIONS
                                 INCORPORATED

                                 COMMON STOCK

                                 -------------
                                  PROSPECTUS
                                 -------------

                          H.C. WAINWRIGHT & CO., INC.

                                April 15, 1997

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